John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com

June 28, 2012

VIA EDGAR

Sonny Oh, Esq.

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) Combined Registration Statement on Form F-3 (File Nos. 333-179261 and 333-179261-01)

Dear Mr. Oh:

It was a pleasure speaking with you on Tuesday. An EDGAR blackline comparison of the Prospectus revisions and Part II, marked against the original filing of January 31, 2012, are attached as you requested. The documents include the changes and updates we discussed.

If you have any questions or comments with respect to this letter, please do not hesitate to contact me at (617) 663-3192 or, in my absence, please contact David Pickett, Esq. at (617) 663-2203.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel – Annuities

^The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated ^June 29, 2012

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

[PRODUCT MARKETING NAME]

SINGLE PAYMENT MODIFIED GUARANTEE DEFERRED ANNUITY

NON-PARTICIPATING

MARKET VALUE ADJUSTMENT INTERESTS

Guaranteed as described herein by

MANULIFE FINANCIAL CORPORATION

This prospectus describes [Product Name] (“Product Name”), a single payment modified guarantee deferred annuity contract with market value adjustment interests (“Contract”). [Product Name] is issued and offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) in all jurisdictions except New York. Unless otherwise specified, “we,” “us,” “our,” or “Company” refers to John Hancock USA. The prospectus also describes the subordinated guarantee by Manulife Financial Corporation (“MFC”) of obligations of John Hancock USA under a Contract (the “MFC Subordinated Guarantee”). MFC is our ultimate parent company. Our wholly-owned subsidiary, John Hancock Distributors, LLC (“JH Distributors”), acts as principal underwriter of the Contracts.

This Prospectus describes both an individual deferred annuity contract and certificates issued under a group deferred annuity contract. We use the term “Contract” to describe both an individual contract and a certificate under a group contract that evidences a participating interest in the group contract.

The Contract is designed to provide retirement income pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). As used herein, “you” refers to the Owner of a Contract. ^You make a single Purchase Payment for the Contract. ^The minimum Purchase Payment is [Product A: $10,000; Product B: $25,000]. ^The maximum Purchase Payment (without our prior approval) is $1,000,000. ^You may not make additional Purchase Payments for a Contract but may purchase additional Contracts at the then prevailing rates and terms. ^You designate the Guarantee Period to which we allocate your Purchase Payment. ^You select an Annuity Option available under your Contract or an alternate form of settlement acceptable to us. You assume some risks in purchasing this Contract. Please see “II. Overview – Risk Factors” on page 5^.

Please read this Prospectus carefully and keep it for future reference. This Prospectus contains information about the Contract and the MFC Subordinated Guarantee that a prospective purchaser should know before investing.^

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any bank or any affiliate thereof, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

The MFC Subordinated Guarantee does not relieve the Company of any obligations under its Contracts. Therefore, the MFC Subordinated Guarantee is in addition to all of the rights and benefits that the Contracts otherwise provide.

^

You should rely on the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the securities covered by this Prospectus in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this Prospectus or any applicable prospectus supplement, as the case may be.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
Annuities Service Center	Mailing Address
^27 DryDock Ave, STE 3	P^.O. Box ^55444
^Boston, MA 02210-2382	^Boston, MA 02205-5444
(617) 663-3000 or	www.jhannuities.com
(800) 344-1029

(The information contained in, or accessible through, John Hancock USA’s website is not incorporated by reference into this Prospectus.)

ii

About This Prospectus

^

John Hancock USA filed this Prospectus as part of a joint registration statement with MFC relating to the Contracts that it issues and a subordinated guarantee that MFC issues. This Prospectus, together with the documents incorporated by reference herein, describes information about both the Contracts and the subordinated guarantee. Under the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”), John Hancock USA may, from time to time, sell the Contracts described in this Prospectus.

Before you invest, you should read this Prospectus together with the additional information described under the heading “VI. The MFC Subordinated Guarantee - Where You Can Find More Information.” This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us, the Contracts and the MFC Subordinated Guarantee.

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “MFC” refer to Manulife Financial Corporation. Unless otherwise specified, all dollar amounts contained in this Prospectus are expressed in U.S. dollars, references to “dollars” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars.

MFC prepares its consolidated financial statements in accordance with ^generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP,” which differs from U.S. generally accepted accounting principles ^(“U.S. GAAP”). MFC adopted International Financial Reporting Standards, which we refer to as ^IFRS, effective for interim and annual periods commencing January 1, 2011. Accordingly, Canadian GAAP refers to prior Canadian generally accepted accounting principles for 2010 and earlier and IFRS for 2011 and beyond. Prior to 2011, MFC reconciled its consolidated financial statements to U.S. GAAP^ to the extent required by applicable SEC rules and guidelines. With the adoption of IFRS in 2011, MFC is no longer required to reconcile its annual financial results to U.S. GAAP in its consolidated financial statements. Instead, MFC has elected to disclose certain consolidated U.S. GAAP information in its Management’s Discussion and Analysis. MFC’s consolidated financial statements incorporated by reference in this ^Prospectus and in the documents incorporated by reference in this ^Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. ^For a reconciliation and analysis of major differences between IFRS and U.S. GAAP for net income attributed to shareholders, you should refer to MFC’s Form 40-F filed on March 16, 2012, in the U.S. GAAP Disclosures section of Exhibit 99.2 – Management’s Discussion & Analysis in the MFC Annual Report for the year ended December 31, 2011.

John Hancock USA has been a subsidiary of MFC for financial reporting purposes since September, 1999 and, as a consequence, John Hancock USA has been, and will continue to be, included in the consolidated financial statements of MFC in reports filed by MFC with the SEC since that date. ^John Hancock USA’s principal executive offices are located at 601 Congress Street, Boston, Massachusetts 02210. You may call us at (800)344-1029. MFC’s principal executive offices are located at 200 Bloor Street East, Toronto ON, Canada M4W 1E5. You may call us at (416) 926-3000.

I. Glossary

Account Value:  The amount we hold under the Contract for you at any given time. On the Contract Date, the Account Value is equal to the Net Purchase Payment.

Annuitant:  Any individual person or persons whose life is used to determine the duration of Annuity Payments involving life contingencies. The Annuitant is as designated on the specifications page of the Contract, unless changed prior to the Maturity Date.

Annuity Option:  The method selected by you from the available options for Annuity Payments made by us.

Annuity Payment(s):  Periodic payment(s) by us to you or your Payee, which generally commence on or after the Maturity Date and are in accordance with the Annuity Option elected under the terms of the Contract.

Annuities Service Center:  The mailing address of our service office is listed on page ii of this Prospectus. You can send overnight mail to us at the street address of the service office, 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

Beneficiary:  The person, persons or entity to whom certain benefits are payable following the death of an Owner, or if the Owner is a non-natural person, following the death of an Annuitant.

Certificate:  For a group contract, the documents we issued to each Owner which summarize the Owner’s rights and benefits under the contract.

Contingent Beneficiary:  The person, persons or entity who becomes the Beneficiary if the Beneficiary is not alive when a benefit is due and payable.

Contract:  For an individual contract, the individual annuity Contract. For a group contract, the Certificate evidencing a participating interest in the group annuity contract. Any reference in this Prospectus to “Contract” shall, in the case of a group contract, refer to the Certificates unless the context otherwise requires the underlying group annuity contract.

Contract Anniversary:  For an individual Contract, the anniversary of the Contract beginning twelve consecutive months from the Contract Date and each year thereafter. For a Contract issued under a group contract in the form of a Certificate, the anniversary of the date we issued the Certificate.

Contract Date:  In the case of an individual Contract, the date we issue the Contract as designated on the Contract specifications page. In the case of a Contract issued under a group contract in the form of a Certificate, the effective date of participation under the group contract as designated in the Certificate specifications page.

Contract Year:  The period of time measured twelve consecutive months from the Contract Date or any Contract Anniversary thereafter.

Code:  The Internal Revenue Code of 1986, as amended.

Due Proof of Death:  We require Due Proof of Death upon the death of the Owner or Annuitant, as applicable. We must receive one of the following at our Annuities Service Center:

(a)	a certified copy of a death certificate;
(b)	a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(c)	any other proof satisfactory to us.

Fixed Annuity:  An Annuity Option with payments which are predetermined and guaranteed as to dollar amount.

Good Order:   The standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Annuities Service Center: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and it complies with all relevant laws and regulations and Company requirements; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates we may require. We will notify you if an instruction is not in Good Order.

General Account:  All of the Company’s assets other than the assets in segregated asset accounts which are maintained as “insulated” separate accounts under applicable law.

Gross Withdrawal Amount:  The amount deducted from the Account Value for a full or partial withdrawal. For a full withdrawal, such amount is the Account Value. For a partial withdrawal, it is the amount you request plus any applicable withdrawal charge, adjusted by any applicable Market Value Adjustment.

Group Holder:  In the case of a group annuity contract, the person, persons or entity to whom we issue the group contract.

Guarantee Period:  Under the Contract, you make a Purchase Payment to us, and we credit interest for a period of time known as the Guarantee Period.

In Writing:  Unless otherwise stated, means a notice provided in a format acceptable to us based on the type of request, which is received at our Annuity Service Center.

Initial Guarantee Period:  The period of time beginning on the Contract Date that the Initial Guaranteed Interest Rate is in effect. The Initial Guarantee Period continues for the period shown on the specifications page of the Contract.

Initial Guaranteed Interest Rate:  The compound annual rate, shown on the specifications page of the Contract, credited to the Account Value during the Initial Guarantee Period under the terms of the Contract.

Market Value Adjustment:  An adjustment we make to amounts that are withdrawn or annuitized on any date other than during the period 30 days after the expiration of the Guarantee Period. The Market Value Adjustment may increase or decrease the amount available for withdrawal or annuitization.

Maturity Date:  The date on which annuity benefits are scheduled to commence. It is the date specified on the Contract specifications page, unless changed.

MVA Separate Account:  A non-registered separate account that we established within the General Account and in which we hold reserves for our guarantees under the Contract. Our other General Account assets are also available to meet the guarantees under the Contract and our other general obligations. The assets of the MVA Separate Account are subject to the liabilities that arise out of the other business that we conduct.

Net Purchase Payment:  The Purchase Payment less the amount of premium tax, if any, deducted from the Payment.

Nonqualified Contracts:  Contracts which are not issued under Qualified Plans.

Owner or Contract Owner:  In the case of an individual Contract, the person, persons or entity entitled to the ownership rights under the Contract. In the case of a Contract issued under a group contract in the form of a Certificate, the person, persons or entity named in the Certificate who is entitled to all of the ownership rights under the group contract not expressly reserved to the group contract holder. The Owner is as designated on the Contract, unless changed.

Payee:  Any of the person(s) or entity to whom Annuity Payments are to be made.

Payment or Purchase Payment:  An amount paid by a Contract Owner to us as consideration for the benefits provided by the Contract.

Qualified Contracts:  Contracts issued under Qualified Plans.

Qualified Plans:  Retirement plans which receive favorable tax treatment under sections 401, 408, 408A or 457 of the Code.

Subsequent Guarantee Period:  A period of time beginning on the day following expiry of the immediately preceding Guarantee Period.

II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, for more detailed information.

We disclose all material features and benefits of the Contract in this Prospectus. Insurance laws and regulations apply to us in every state in which our contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction.

Risk Factors

There are various risks associated with an investment in the Contract that we summarize below.

Issuer/Guarantor Risk. Your Contract is issued by John Hancock USA and thus is backed by the Company’s financial strength. If the Company were to experience significant financial adversity, it is possible that the Company’s ability to pay interest and principal under the Contract could be impaired. The Guarantee Periods are subject to a subordinated guarantee by MFC. If MFC were to experience significant financial adversity, it is possible that MFC’s ability to carry out its obligations under the guarantee could be impaired.

Market Value Adjustment Risk. Because of the Market Value Adjustment provision of the Contract, the Contract Owner bears the investment risk that the guaranteed interest rates offered by us at the time of withdrawal or the start of Annuity Payments may be higher than the guaranteed interest rate applied to the Contract with the result that the amount you receive upon withdrawal or annuitization may be reduced by the Market Value Adjustment and may be less than your original investment in the Contract. See “IV. Charges, Deductions and Adjustments - Adjustments And Charges Upon Withdrawals.”

If you choose to withdraw your money or annuitize on any date other than the period 30 days after the expiration of the Guarantee Period, we will impose a Market Value Adjustment. We will impose a “negative” Market Value Adjustment if you withdraw your money during a period in which the interest rates we offer on new Guarantee Periods are higher than the rate we are crediting to the current Guarantee Period for your Contract. When we impose this Market Value Adjustment, it could result in the loss of both the interest you have earned and a portion of your Purchase Payment. We designed the Market Value Adjustment formula (which is discussed in Appendix A: “Market Value Adjustment”) to reflect the effect that changes in prevailing interest rates may have on the assets the Company holds to support the Contracts. There is a “k” adjustment factor under the Market Value Adjustment formula. This is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, the adjustment factor k will cause the Market Value Adjustment to be negative. This factor effectively reduces the amount paid and functions as an additional withdrawal charge. The Market Value Adjustment, alone or in combination with the applicable withdrawal charges, could result in your total withdrawal proceeds being less than your Purchase Payment. Thus, before you commit to a particular Guarantee Period, you should consider carefully whether you have the ability to remain invested throughout the Guarantee Period.

In addition, we cannot, of course, assure you that the Contract will perform better than another investment that you might have made.

Risks Related to the Withdrawal Charge. We may impose withdrawal charges that range as high as 7%. If you anticipate needing to withdraw your money prior to the end of a Guarantee Period you should be prepared to pay the withdrawal charge that we will impose.

Because we assess a withdrawal charge if you take a withdrawal from the Contract before the end of your Guarantee Period, and because you may elect a Subsequent Guarantee Period upon the expiration of any Guarantee Period, withdrawal charges will apply, according to the schedules that appear in “IV. Charges, Deductions and Adjustments – Fee Tables” and in Appendix C: “State
Premium Taxes,” for as long as you own your Contract.

Risks Related to the MFC Subordinated Guarantee. Your ability to enforce civil liberties related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of their assets are located outside the United States The financial capacity of MFC to make timely payments to you under its subordinated guarantee (the “MFC

Subordinated Guarantee”) may be adversely affected by a number of factors. You should review the factors discussed under the captions “Risk Factors” and “Caution Regarding Forward-Looking Statements” in MFC’s Annual Report on Form 40-F/A, dated March 23, 2012, under the captions “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2011, and in note 10 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2011, each filed as an exhibit to MFC’s Annual Report on Form 40-F, as amended, for the fiscal year ended December 31, 2011 (incorporated by reference in this Prospectus), similar sections in MFC’s subsequent filings that MFC incorporates by reference in this Prospectus, and other information about MFC included in this Prospectus. In addition, the MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the MFC Subordinate Guarantee of the contract’s market value adjustment interests, and effectively rank senior to MFC’s preferred and common shares. Consequently, in the event of MFC’s bankruptcy, liquidation, dissolution, winding-up or reorganization, or upon acceleration of any series of debt securities or other financial obligations due to an event of default thereunder also triggering payment obligations on other debt, MFC’s assets will be available to pay its obligations on the MFC Subordinated Guarantee only after all secured indebtedness and other indebtedness senior to the MFC Subordinated Guarantee has been paid in full. There may not be sufficient assets remaining to pay amounts due on all or any portion of the MFC Subordinated Guarantee.

Tax Consequences. You should be aware that owning these securities may have tax consequences both in the United States and Canada. You should read the tax discussion contained in this prospectus and in any applicable prospectus supplement. However, this prospectus and any applicable prospectus supplement may not describe these tax consequences fully.

What kind of Contract is described in this ^Prospectus?

The Contract is a single payment modified guarantee deferred annuity contract with market value adjustment interests. It provides for the accumulation of the Account Value and the payment of annuity benefits on a fixed basis.

Under the Contract, you make a Purchase Payment to us, and we credit interest for a period of time known as the Guarantee Period. At the end of each Guarantee Period, you can choose:

•	to start a subsequent Guarantee Period (up to a maximum Maturity Date),
•	to start annuity benefit payments, or
•	to receive your Account Value.

(We may assess a withdrawal charge and make a Market Value Adjustment to your Account Value if you make any of these elections outside of a 30-day period at the end of a Guarantee Period.)

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Retirement Plans. We may issue the Contract pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Code. Qualified Plans include individual retirement accounts and annuities (“IRAs”) (including Roth IRAs), pension and profit-sharing plans for corporations and for sole proprietorships/partnerships (“H.R. 10” and “Keogh” plans) and state and local government deferred compensation plans (see “VII. Federal Tax Matters – Qualified Retirement Plans”). If you are considering purchasing a Contract for use in connection with a Qualified Plan, you should consider, in evaluating the suitability of the Contract, that it allows only a single Purchase Payment in a minimum amount stated on the cover page of this Prospectus. When you purchase a Contract for any Qualified Plan, the Contract does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a Contract for a Qualified Plan only on the basis of other benefits offered by the Contract. These benefits may include lifetime income payments and guaranteed fees.

How can I invest money in the Contract?

We use the term Purchase Payment to refer to the investment you make or made in the Contract. You make your Purchase Payment to us at our Annuities Service Center. The minimum and maximum Purchase Payments are stated on the cover page of this Prospectus. We allocate your Purchase Payment to the Guarantee Period which you designate.

While we will not accept additional Purchase Payments for a Contract, you may purchase additional Contracts at the then prevailing rates and terms.

Prior to the Maturity Date and at our option, we may cancel a Contract if the Account Value is less than $5,000. This cancellation privilege may vary in certain states to comply with the requirements of their insurance laws and regulations (see “III. Description of the Contract – Purchase Payment”). If we cancel your Contract, we will not apply a Market Value Adjustment factor or withdrawal charges (see “IV. Charges, Deductions and Adjustments”). The amount paid to you may be subject to income tax and to a 10% penalty tax. (See “VII. Federal Tax Matters” for a more detailed discussion.)

How does my Account Value grow?

Guarantee Periods. When you purchase a Contract, you must elect one, and only one, Initial Guarantee Period. We may offer up to ten different Guarantee Periods under the Contract: one year through ten years, for you to choose, but we do not make all of these Guarantee Periods available at all times or through all authorized distributors of the Contracts. Similarly, at the end of a Guarantee Period, you may elect a Subsequent Guarantee Period from among those we make available at the time. We may offer additional Guarantee Periods for any yearly period from one to 20 years (see “III. Description of the Contract – Guarantee Periods and Rates”), but provide no assurance that we will continue to offer a Guarantee Period within this range. We do not expect to offer Guarantee Periods of over ten years.

Guarantee Rates. We determine periodically the interest rates that we will guarantee for Initial and Subsequent Guarantee Periods. The guaranteed interest rate will in no event be less than the minimum rate required by applicable law. We, in our sole discretion, determine the guaranteed interest rates, which will never be less than 1% or, if greater, the non-forfeiture interest rate required in the state we issue your Contract. We guarantee the interest rate for the duration of the Guarantee Period and may not change it.

Subsequent Guarantee Periods. At the end of a Guarantee Period, you may choose a new Guarantee Period from any of the then existing Guarantee Period options, at the then current interest rates (see “III. Description of the Contract – Subsequent Guarantee Periods”).

May I make withdrawals under the Contract?

Withdrawals. Before the earlier of the Maturity Date or the death of a Contract Owner, you may withdraw all or a portion of your Account Value.

•	You must withdraw an amount at least equal to $1,000, the minimum specified in the Contract.
•

If a partial withdrawal (plus any applicable withdrawal charge and after giving effect to any Market Value Adjustment) reduces the Account Value to less than $5,000, the minimum specified in the Contract, we may treat the partial withdrawal as a total withdrawal.

•	A withdrawal may also be subject to income tax and a 10% penalty tax (see “VII. Federal Tax Matters” for a more detailed discussion).

What fees and charges do I pay under the Contract?

Fees. Withdrawal Charges. If you make a withdrawal from the Contract before the Maturity Date, we may assess a withdrawal charge (contingent deferred sales charge) against amounts withdrawn (which will never be more than 7% of your Account Value) and Market Value Adjustment. There is never a withdrawal charge with respect to certain free withdrawal amounts. The amount of the withdrawal charge and when it is assessed are discussed under “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals” and Appendix B: “Withdrawal Charge Schedule.”

Market Value Adjustment. We will adjust any amount withdrawn or annuitized ^on any date other than during the ^30-day period after the expiration of either the Initial Guarantee Period or a Subsequent Guarantee Period by the Market Value Adjustment factor described under “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals” and Appendix A: “Example Of Market Value Adjustment Calculation.” (Please see “IV. Charges, Deductions and Adjustments” for certain exceptions when we will not apply a Market Value Adjustment.)

Administration Fee. To compensate us for assuming certain administrative expenses, we reserve the right to charge an annual administration fee, which will never exceed $50.00. If imposed, the fee will be detailed on your Contract’s specifications page.

State Premium Taxes. State premium taxes may also apply to your Contract, which currently range from 0.50% to 3.50% of each

Purchase Payment (see Appendix C: “State Premium Taxes”).

What are some benefits of the Contract?

Death Benefits. We will pay the death benefit to the “Beneficiary” if any Contract Owner dies before the Maturity Date. The death benefit equals the Account Value. If there is a surviving Contract Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any individual or persons whose life is used to determine the duration of Annuity Payments, the “Annuitant,” except that if any Contract Owner is not a natural person, we will treat the death of any Annuitant as the death of an Owner. We will determine the death benefit as of the date we receive written notice and proof of death (“Due Proof of Death”) and all required claim forms at our Annuities Service Center.

Annuity Payments. We offer a variety of Fixed Annuities. Periodic Annuity Payments will commence as of the Maturity Date. You select the Maturity Date, frequency of payment and Annuity Option (see “III. Description of the Contract – Annuity Provisions”).

Telephone and Electronic Transactions. You may request withdrawals by telephone. We may also permit you to access information and perform some electronic transactions through our website (see “III. Description of the Contract – Telephone and Electronic Transactions”).

Can I return my Contract?

Right to Review. You may cancel the Contract by returning it to our Annuities Service Center or to your financial advisor within a specified number of days after receipt of the Contract (see “III. Description of the Contract – Right To Review”). The right to review period may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. The right to review period applicable to you, usually between 15 and 30 days, will appear on the cover page of the Contract delivered to you. Within seven days after we receive the returned Contract, we will pay you an amount equal to either the current Account Value or your full Purchase Payment, as required by state insurance laws and regulations. Payment of the Account Value will be adjusted by any Market Value Adjustment, if applicable, and computed on the date your Contract is received by us. The Market Value Adjustment will only be applied where the change, up or down, in the guaranteed interest rate in effect when you purchase your Contract and the rate in effect on the date of cancellation is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review is in most cases extended to 30 days. If the Contract is issued as an IRA under section 408 or section 408A of the Code, and you cancel during the first seven days of this right to review period, then we will return an amount equal to the Payment made for the Contract (without the deduction of the Market Value Adjustment), if greater than the Account Value adjusted as described above.

Will I receive a transaction confirmation?

Confirmation Statements. We will send you confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy and should report any mistake immediately to our Annuities Service Center. If you fail to report any mistake to the Annuities Service Center within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

What are the tax consequences of purchasing the Contract?

Tax Deferral. The status of the Contract as an annuity generally allows all earnings under the Contract to be tax-deferred until withdrawn or until Annuity Payments begin (see “VII. Federal Tax Matters” for a more detailed discussion). In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. This tax-deferred treatment may be beneficial to you in building savings in a long-term investment program. When you purchase a Contract for any ^Qualified Plan, the Contract does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a Contract for ^a Qualified Plan only on the basis of other benefits offered by the Contract. These benefits may include lifetime income payments and guaranteed fees.^

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How, in general, does the Small Business Jobs Act of 2010 (the “Act”) affect annuity contracts?

The following discussion of the Act is not exhaustive, does not purport to cover all situations that might affect your Contract, and is not intended as tax advice. You should seek independent tax advice for information on whether the Act applies to your circumstances.

Partial Annuitizations: Effective January 1, 2011, the Act amended section 72(a)(2) of the Code to permit the tax cost basis, or

“investment in the contract,” to be allocated pro rata in a deferred annuity contract between (a) the amount of account value apportioned to an annuity payment option, where permitted under the contract, and (b) the amount of account value that continues to accumulate in the contract. This type of a transaction is referred to as a “partial annuitization” and could result in the recognition of a lower amount of taxable earnings in amounts received under an annuity contract immediately following the partial annuitization than would be the case for partial withdrawals of an annuity contract’s cash value. Different rules apply if the contract is issued to, or in connection with, a tax-qualified retirement plan.

The Contracts described in this Prospectus do not permit you to make a partial annuitization directly in the manner contemplated in the Act. Accordingly, we will deny any request to apply any amount less than your entire Account Value to an Annuity Option.

If you take a partial withdrawal of Account Value and use the withdrawn amount to purchase an immediate annuity contract, or if you make a partial exchange under section 1035 of the Code directly into an immediate annuity contract, the withdrawal or exchange will be subject to withdrawal charges and Market Value Adjustment. A withdrawal may also be subject to income tax, withholding requirements and a 10% penalty tax. For additional information, please see “VII. Federal Tax Matters – Qualified Retirement Plans.” You should seek independent tax advice if you intend to purchase another annuity to provide annuity payments.

Designated Roth Accounts: Effective September 27, 2010, the Act authorizes participants in plans intended to qualify under Code section 401(k) (“401(k) Plans”) or section 403(b) (“403(b) Plans”) to roll over qualified distributions into a designated Roth account within the plan, if allowed by that plan. The rollover will be taxable as income. If an amount was rolled over in 2010, it is eligible for a special rule whereby 50% of the income is reportable on a participant’s 2011 tax return and 50% on his or her 2012 tax return.

Effective for taxable years beginning after December 31, 2010, the Act also permits plans intended to qualify under section 457(b) of the Code (“457 Plans”) to establish Roth accounts and authorizes participants to contribute deferred amounts to designated Roth accounts within their 457 Plan. The Act further authorizes participants in 457 Plans to roll over qualified distributions into a designated Roth account within the plan, if allowed by that plan. The rollover will be taxable as income and does not qualify for the special rule allowing participants to report 50% of the income in a 2011 tax return and 50% on the 2012 tax return.

The Contract described in this Prospectus was not designed to hold both Roth and non-Roth accounts. We do not separately account for any Account Value in a single Contract that is split between Roth and non-Roth accounts, even if the applicable 401(k) Plan or 457 Plan allows you to designate Roth and non-Roth accounts in your plan. If your plan allows it, and you split your Account Value into Roth and non-Roth accounts, you or your plan administrator (in the case of 401(k) Plans) will be responsible for accounting for your Account Value for tax purposes: calculating withholding, income tax reporting, and verifying required minimum distributions (“RMD”). We are not responsible for the calculations of any service provider that you may use to split Account Value between Roth and non-Roth accounts.

III. Description of the Contract

Eligible Plans

We may issue the group deferred annuity contract to fund plans qualifying for special income tax treatment under the Code. Qualified Plans include individual retirement accounts and annuities (“IRAs”), pension and profit-sharing plans for corporations and sole proprietorships/partnerships (“H.R. 10” and “Keogh” plans) and state and local government deferred compensation plans. If you are considering purchasing a Contract under a group contract for use in connection with a Qualified Plan, you should consider, in evaluating the suitability of the Contract, that it allows for only a single Purchase Payment in an amount of at least the amount stated on the cover page of this ^Prospectus (see “Qualified Retirement Plans”). When you purchase a Contract for any Qualified Plan, the Contract does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a Contract for a Qualified Plan only on the basis of other benefits offered by the Contract. These benefits may include lifetime income payments and guaranteed fees. The group deferred annuity contract is also designed for use with nonqualified retirement plans and such other groups (trusteed or non-trusteed) as may be eligible under applicable law.

An eligible member of a group to which a Contract has been issued may become an Owner under the Contract by submitting a completed application, if required by us, and a minimum Purchase Payment. We will issue a Certificate summarizing the rights and benefits of the Owner under the Contract to an applicant acceptable to us. We reserve the right to decline to issue a Certificate to any person in our sole discretion, which we will exercise in a non-discriminatory manner.

All rights and privileges under the Contract may be exercised by each Owner as to such Owner’s interest unless expressly reserved to the Group Holder. However, provisions of any plan in connection with which we issue the Contract may restrict an Owner’s ability to exercise such rights and privileges.

Accumulation Provisions

Purchase Payment

You make your Purchase Payment to us at our Annuities Service Center. The minimum Purchase Payment for a Contract is stated on the cover page of this Prospectus. The maximum Purchase Payment which you may make without our prior approval is also stated on the cover page of this Prospectus. We allocate the entire Purchase Payment to the Guarantee Period which you select. We will not accept additional Purchase Payments for a Contract. You may, however, purchase additional Contracts at the then prevailing rates and terms.

If your purchase is part of a tax-free exchange pursuant to section 1035 of the Code (see “VII. Federal Tax Matters - Exchanges of Annuity Contracts” for a more detailed discussion) or a trustee-to-trustee transfer of Qualified Plan funds, the Purchase Payment may consist of multiple components that we might receive on different dates. If this occurs, your Guarantee Period shall commence on the date the first Purchase Payment component is received, and any subsequent component received within 60 days of your application shall be applied to the same Guarantee Period as the first component and interest shall accrue as of the date of receipt of each component. In the event a subsequent Purchase Payment component is not received by us within 60 days of the date of your application, we will seek your instructions to either return the subsequent Purchase Payment component to you or the source from which we received it, or, if the subsequent Purchase Payment component is at least the amount stated on the cover page of this Prospectus, to establish a separate additional Contract.

Prior to the Maturity Date, we may, at our option, cancel a Contract if the Account Value is less than $5,000. If we cancel the Contract, we will pay the amount that would be paid as a result of a total withdrawal, and we will not apply a Market Value Adjustment or assess withdrawal charges. This cancellation privilege may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. The amount paid, if it is returned to you, may be subject to income tax and to a 10% penalty tax. (See “VII. Federal Tax Matters” for a more detailed discussion.)

Guarantee Periods and Rates

The Contract provides for the accumulation of interest on the Purchase Payment at a guaranteed annual rate for the duration of the Initial Guarantee Period. We may offer as many as ten Guarantee Periods, ranging from one year through ten years, in connection with the Contracts, but we may limit the number of Guarantee Periods we make available at any time or through any authorized distributor of the Contracts. We may offer additional Guarantee Periods from time to time for additional durations of up to 20 years. Any additional Guarantee Periods may not be available through all authorized distributors of the Contracts. We determine from time to time the interest rates that we will guarantee for Initial and Subsequent Guarantee Periods. The guaranteed interest rate will in no event be less than the minimum rate required by applicable law. We, in our sole discretion, determine the guaranteed interest rates, which will never be less than 1% or, if greater, the non-forfeiture interest rate required in the state we issue your Contract. We guarantee the interest rate for the duration of the Guarantee Period and may not change it. From time to time, we may offer customers of certain authorized distributors special Initial Guaranteed Interest Rates which are higher than the Initial Guaranteed Interest Rate on Contracts offered through other authorized distributors. In consideration of these higher interest rates, we may reduce the rate of compensation payable to the authorized distributor of Contracts with special Initial Guaranteed Interest Rates. In addition, we may modify the Market Value Adjustment in these situations to reduce the extent of the adjustment that would normally apply.

Subsequent Guarantee Periods

You will have a period of 30 days commencing with the expiration of a Guarantee Period to elect In Writing a Subsequent Guarantee Period from among those that are available. We also permit you to elect a Subsequent Guarantee Period by telephone. At least 15 days, but not more than 45 days prior to that period, we will provide you with written notice of the expiry of the Guarantee Period. If you do not elect a Subsequent Guarantee Period within the required period, we will select the next shortest Guarantee Period available. The effective date of the Subsequent Guarantee Period will be the first day following the expiry of the immediately preceding Guarantee Period. Your Account Value will not be subject to any Market Value Adjustment at the time it is applied to a Subsequent Guarantee Period pursuant to this provision.

At the end of a Guarantee Period, you may choose a Subsequent Guarantee Period from any of the Guarantee Periods that we are then offering at the then current interest rate, all without the imposition of any charge.

We may offer as many as ten Guarantee Periods, ranging from one year through ten years, in connection with the Contracts, but we may limit the number of Guarantee Periods we make available at any time, or through any authorized distributor of the Contracts. All Guarantee Periods may not be available through all authorized distributors of the Contracts. You will be required to select the shortest available Guarantee Period if all of the then-available Guarantee Periods have expiration dates that would extend beyond the maximum Maturity Date. In that event, we will extend the maximum Maturity Date to coincide with the expiration date of the shortest available Guarantee Period. For example, assume you are age 91 when your current Guarantee Period expires, the maximum Maturity Date at the time will occur when you are age 95, and the shortest then-available Guarantee Period is a 5-Year Term. If you choose to elect a Subsequent Guarantee Period, you must elect the 5-Year Guarantee Period even though you will be 96, and past the maximum Maturity Date when the 5-Year Guarantee Period expires. Once you elect the 5-Year Guarantee Period, we will extend the maximum Maturity Date to occur when you are age 96. (See “III. Description of the Contract – Annuity Provisions” for more information about the Maturity Date.)

EXAMPLE:

The following example illustrates how a Contract can work. It assumes that you are age 55 when you purchase the Contract, you do not take withdrawals, and we make certain Guarantee Periods available until you are age 70:

Age 55 – You purchase a Contract with a $100,000 purchase payment with an assumed interest rate of 2.75% applicable for your chosen 5 year guarantee period.

Age 60 – Your Account Value has grown to $114,527.33. You renew for a subsequent 6-Year Guarantee Period at the assumed then-current guaranteed rate of 3.25%.

Age 66 – Your Account Value has grown to $138,755.28. You renew for a subsequent 5-Year Guarantee Period at the assumed then-current guaranteed rate of 3.10%.

Upon turning age 71, your Account Value has grown to $161,637.77. You elect either to withdraw the Account Value in a lump sum or to begin to receive annuity benefit payments, based on that Account Value, every month for the remainder of your life.

Withdrawals

Prior to the earlier of the Maturity Date or the death of a Contract Owner, you may withdraw all or a portion of your Account Value by written request, complete with all necessary information, to our Annuities Service Center. For certain Qualified Contracts, the

Code and regulations promulgated by the IRS may require the consent of a Qualified Plan participant’s spouse to an exercise of the withdrawal right. (See “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals.”)

Under our current administrative practices for partial withdrawals, we will permit you to specify whether the amount you request is to be treated as a “gross” withdrawal amount or a “net” withdrawal amount. If you request a “gross” amount, we will reduce the Account Value of your Contract by the amount requested, apply any applicable withdrawal charges and adjustments to the amount withdrawn from your Account Value and pay you the difference. Because we impose charges upon a withdrawal, the amount you receive is likely to be less than the “gross” amount you requested. Application of a Market Value Adjustment will further decrease the amount you receive, if the adjustment is negative, and will increase the amount you receive or your remaining Account Value, if the adjustment is positive. (See “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals.”)

If you request a “net” amount, and you have sufficient Account Value, we will reduce your Account Value by the gross amount necessary to cover any applicable withdrawal charges and adjustments and leave a balance for payment to you of the “net” amount requested. (We may, however, be required to reduce the amount actually paid to you because of tax withholding requirements. Please read “VII. Federal Tax Matters” for more information.) The amount you receive as a result of a “net” request may be less than the amount of reduction of your Account Value.

If you do not specify if you want a “gross” amount or a “net” amount, we will process your partial withdrawal request as a request for a “net” amount. We also may change our current administrative practices and discontinue processing “gross” requests at any time.

There is no limit on the frequency of partial withdrawals. However, the amount withdrawn from your Account Value must be at least equal to $1,000, the minimum amount specified in the Contract, or, if less, the entire Account Value. If a partial withdrawal plus any applicable withdrawal charge, after giving effect to any applicable Market Value Adjustment (see “IV. Charges, Deductions and Adjustments” for instances when a Market Value Adjustment would not apply), would reduce the Account Value to less than $5,000, the minimum specified in the Contract, we may treat the partial withdrawal as a total withdrawal of the Account Value.

^We treat all requests for a total withdrawal of the Account Value as a request to surrender your Contract for a “gross” amount. As a result:

•	you may receive less than the amount requested because of the imposition of contract charges, including any applicable administrative fee, and a Market Value Adjustment; and
•	we will cancel your Contract as of the date we receive the request at our Annuities Service Center.

We may defer the payment of a full or partial withdrawal for not more than six months (or the period permitted by applicable state law if shorter) from the date we receive the withdrawal request. If we defer payments for more than 30 days, we will credit the amount deferred with interest at a rate not less than the minimum required by applicable law.

Impact of Divorce. In the event that you and your spouse become divorced after you purchase a Contract, we will treat any request to reduce or divide benefits under a Contract as a request for a withdrawal of Account Value. The transaction may be subject to any applicable tax, Market Value Adjustment or withdrawal charge.

Withdrawals are subject to Contract charges and Market Value Adjustments (see “Adjustments And Charges Upon Withdrawals”). Withdrawals from the Contract also may be subject to income tax and a 10% penalty tax.

Signature Guarantee Requirements for Surrenders and Withdrawals

(Not applicable to Contracts issued in New Jersey)

We may require that you provide a signature guarantee on a surrender or withdrawal request in the following circumstances:

•	you are requesting that we mail the amount withdrawn to an alternate address; or
•	you have changed your address within 30 days of the withdrawal request; or
•	you are requesting a withdrawal in the amount of $250,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or faxes of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or withdrawal as described above.

Special Withdrawal Services – The Systematic Withdrawal Program

We administer a Systematic Withdrawal Program (“SWP”) which permits you to pre-authorize a periodic withdrawal of a specified amount of Account Value. We apply a Market Value Adjustment factor and assess withdrawal charges if a SWP withdrawal exceeds the free withdrawal amount (see “IV. Charges, Deductions and Adjustments – Free Withdrawal Amount”). SWP withdrawals, like other withdrawals, may be subject to income tax and a 10% penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the SWP program.

We may modify or suspend the SWP program at any time. If we do, existing systematic withdrawal payments will not be affected.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request withdrawals by telephone. We also permit you to elect Subsequent Guarantee Periods by telephone. We also encourage you to access information about your Contract electronically through the Internet. We encourage you to register for electronic delivery of your transaction confirmations. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on page ii of this Prospectus for more information on electronic transactions.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and to maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the Internet by sending us instructions in a form acceptable to us. If you register for electronic delivery, we keep your personal information confidential and secure, and we do not share this information with outside marketing agencies.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We may be liable for any losses due to unauthorized or fraudulent instructions only where we fail to employ our procedures properly. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic ^transactions through the Internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

•	any loss or theft of your password; or
•	any unauthorized use of your password.

All financial transaction instructions we receive by telephone or electronically will be followed by either a hardcopy or electronic delivery of a transaction confirmation. Transaction instructions we receive by telephone or electronically before the close of any Business Day will usually be effective at the end of that day. Your ability to access or transact business electronically may be limited due to circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction.

Death Benefit Before Maturity Date

If any Owner dies prior to the date Annuity Payments were scheduled to begin, the death benefit will be equal to the Account Value, as of the date on which written notice and proof of death (Due Proof of Death) and all required claim forms are received in good order at our Annuities Service Center.

On the death of the last surviving Annuitant, the Owner becomes the new Annuitant, if the Owner is an individual. If any Owner is a non-natural person, the death of an Annuitant is treated as the death of an Owner.

If the co-Owner predeceases the Owner, the Owner will be treated as the Beneficiary. If the Owner predeceases the Co-Owner, the Co-Owner will be treated as the Beneficiary.

If the deceased Owner’s Beneficiary is a surviving spouse who falls within the definition of “spouse” under the Federal Defense of Marriage Act (“DOMA”), he or she may continue the Contract as the Owner, subject to the requirements of section 72(s) of the Code. If a spouse Beneficiary elects not to continue the Contract or if the Beneficiary is not the surviving spouse of the deceased Owner, the death benefit may be distributed:

(i)	as an Annuity Option as described in the Contract, provided that payments are made for the life of the Beneficiary or for a period not to extend beyond the Beneficiary’s life expectancy, with such annuity payments to begin within one year from the date of the Owner’s death; or

(ii)	over the life of the Beneficiary, or over a period not to extend beyond the life expectancy of the Beneficiary, with such distributions beginning within one year from the date of the Owner’s death; or

(iii)	within five years of the Owner’s death; or

(iv)	in one lump sum.

If distribution is not made within five years and the Beneficiary has not specified one of the above forms of payment, we will distribute a lump sum cash payment of the Beneficiary’s portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will be distributed immediately in a single sum cash payment. Withdrawal Charges will be waived and a Market Value Adjustment factor will not apply on any withdrawals under (ii), (iii) or (iv). If the Beneficiary dies before distributions under (ii) or (iii) are complete, the remaining death benefit must be distributed in a lump sum immediately. If there is more than one Beneficiary, the foregoing provisions will independently apply to each Beneficiary.

Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances for which payment of withdrawals may be postponed (see “Withdrawals” above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the funds either in a single check or wire transfer or in a John Hancock Safe Access Account (“JHSAA”). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Any interest paid may be taxable. The Beneficiary can obtain the remaining death benefit proceeds in a single sum at any time by cashing one check for the entire amount. The Beneficiary may draw a check on the JHSAA that is payable to himself/herself as well as to any other person or party. Note, however, that a JHSAA is not a true checking account, but is solely a means of distributing the Contract’s death benefit. The Beneficiary can only make withdrawals and not deposits. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our ^General Account, it is subject to the claims of our creditors. We may receive a benefit from ^managing proceeds held in ^a JHSAA.

If the deceased Owner’s Beneficiary is a surviving spouse as defined by DOMA, he or she may continue the Contract as the new Owner without triggering adverse federal tax consequences. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies.

The Contract will terminate if the death benefit is taken in one sum.

If a surviving spouse Beneficiary decides to continue the Contract as the Owner, subject to section 72(s) of the Code, the new Owner must carry out the current Guarantee Period and, thereafter, applicable Market Value Adjustments will apply to amounts withdrawn as described under the Contract. Such amounts may be adjusted upward or downward by the application of a Market Value Adjustment factor. Subject to the rights of an irrevocable Beneficiary, the new Owner, if living, otherwise the new Owner’s estate, in such instance may name a new Beneficiary and, if no Beneficiary is so named, the decedent Beneficiary’s estate will be the Beneficiary.

If the Contract is held as part of a Qualified Plan, the terms of your Qualified Plan endorsement form will control.

We will permit the Owner to limit the death benefit option(s) to be offered to any named Beneficiary, if the Owner provides notice In Writing to the Company prior to death and the desired option(s) is one provided for in the Contract.

Annuity Provisions

General

You may apply the proceeds of the Contract payable on death or annuitization to the Annuity Options described below, subject to the distribution of death benefit provisions (see “Accumulation Provisions – Death Benefit Before Maturity Date”).

Generally, annuity benefits under the Contract will begin on the Maturity Date (the “Annuitization”). The Maturity Date is the date specified on the Contract specifications page, unless changed. If no date is specified, the Maturity Date is the maximum Maturity

Date. The maximum Maturity Date is the first day of the month following the 95th birthday of the Annuitant. You may specify a different Maturity Date at any time by written request at least one month before both the previously specified and the new Maturity Date. Without our consent, the new Maturity Date may not be later than the maximum Maturity Date.^ We will deny our consent to a later Maturity Date based upon any current or future legal restrictions imposed by state laws and regulations, by regulatory authorities or by the Code and the IRS. Currently, for Nonqualified Contracts, the IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings, regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to a Maturity Date under a Nonqualified Contract which occurs when the Annuitant is at an advanced age (for example, past age 95). You should consult with a qualified tax advisor for information about potential adverse tax consequences for such Maturity Dates. You will be required to select the shortest available Guarantee Period if all of the then-available Guarantee Periods have expiration dates that would extend beyond the maximum Maturity Date. The Maximum Maturity Date will be revised to match the expiration date of that shortest available Subsequent Guarantee Period. The occurrence or scheduled occurrence of Maturity Dates when the Annuitant is at an advanced age, e.g., past age 95, may in some circumstances have adverse income tax consequences (see “VII. Federal Tax Matters” for a more detailed discussion). Distributions from Qualified Contracts may be required before the Maturity Date.

You may select the frequency of Annuity Payments. However, if the Account Value at the Maturity Date is such that a monthly payment would be less than our minimum then in effect (our current minimum is $20), we may make a single payment in one lump sum adjusted by any Market Value Adjustment, if applicable, to the Annuitant or Payee on the Maturity Date. Withdrawal charges do not apply upon annuitization.

Annuity Options

Annuity benefits are available under the Contract on a fixed basis. When you purchase a Contract, and on or before the Maturity Date, you may select one of the Annuity Options described below or choose an alternate form of settlement acceptable to us. If you do not select an Annuity Option, we will provide as a default option that Annuity Payments be made for a period certain of ten years and continue thereafter during the lifetime of the Annuitant. IRS regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts. After the Maturity Date, the Annuitant or Annuity Option selected may not be changed.

We guarantee the following Annuity Options in the Contract:

•

Option (a): Non-Refund Life Annuity. We will make Annuity Payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Since we do not guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

•

Option (b): Life Annuity with Payments Guaranteed for 5, 10 or 20 Years. We will make Annuity Payments for the guaranteed period elected and continuing thereafter during the lifetime of the Annuitant. Since we guarantee payments for the period elected, we will make Annuity Payments to the end of such period even if the Annuitant dies prior to the end of the period.

•	Option (c): A Single Sum.

In addition to the foregoing Annuity Options which we are contractually obligated to offer at all times, we may offer other Annuity Options in the future.

Only an Account Value of $5,000 or more may be applied to one of the Annuity Options offered. If the amount of the first Annuity Payment would be less than our minimum requirements then in effect (our current minimum is $20), we may make a single payment, adjusted by any Market Value Adjustment, if applicable, on the date the first payment is payable. This single payment is in place of all other benefits provided by the Contract.

Effective January 1, 2011, section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the tax cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of section 1035 of the Code and Rev. Proc. 2011-38. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to

Market Value Adjustment and withdrawal charges.

Death Benefit on or After Maturity Date

If you have selected an Annuity Option providing for payments for a guaranteed period, and the Annuitant dies on or after the Maturity Date, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments at least as rapidly as under the method of distribution being used as of the date of the Annuitant’s death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

Other Contract Provisions

Right to Review

You may cancel the Contract by returning it to our Annuities Service Center or to your financial advisor within a specified number of days after receipt of the Contract. The right to review period may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. The right to review period applicable to you, usually between 15 and 30 days, will appear on the cover page of the Contract delivered to you. Within seven days after we receive the returned Contract, we will pay you an amount equal to either the current Account Value or your full Purchase Payment, as required by state insurance laws and regulations. Payment of the Account Value will be adjusted by any Market Value Adjustment, if applicable, and computed on the date your Contract is received by us. The Market Value Adjustment will only be applied where the change, up or down, in the guaranteed interest rate in effect when you purchase your Contract and the rate in effect on the date of cancellation, as determined by the Market Value Adjustment formula, is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review period is extended to 30 days. If the Contract is issued as an IRA under section 408 or section 408A of the Code, and you cancel the Contract during the first seven days of this right to review period, then we will return to you the greater of the Account Value or the Payment made for the Contract.

We do not impose any withdrawal charge upon return of the Contract within the right to review period, as determined by state insurance law.

Ownership

In the case of an individual annuity Contract, the Contract Owner is the person entitled to exercise all rights under the Contract. In the case of a group annuity Contract, the group annuity Contract is owned by the Group Holder; however, all Contract rights and privileges not expressly reserved to the Group Holder may be exercised by each Certificate Owner as to such Owner’s interest as specified in his or her Certificate. The Contract Owner is the person designated in the Contract specifications page or as subsequently named. If amounts become payable to any Beneficiary under the Contract, then the Beneficiary becomes the Contract Owner.

In the case of Contracts which do not receive favorable tax treatment under sections 401, 408, 408A or 457 of the Code (“Nonqualified Contracts”), you may change the ownership of or collaterally assign the Contract at any time prior to the Maturity Date, subject to the rights of any irrevocable Beneficiary. Assigning a Contract, or changing the ownership of a Contract, may be treated as a distribution of the Account Value for federal tax purposes (see “VII. Federal Tax Matters” for a more detailed discussion).

You must make any request for a change of ownership or assignment In Writing, and such a request is subject to our approval. If approved by us, any assignment and any change will be effective as of the date we receive your request at our Annuities Service Center. We assume no liability for any payments made or actions taken before we approve a change or accept an assignment and no responsibility for the validity or sufficiency of any assignment. If you make an absolute assignment, it will revoke the interest of any revocable Beneficiary.

In the case of Qualified Contracts, ownership of the Contract generally may be transferred only by the trustee of an exempt employees’ trust which is part of a retirement plan qualified under section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

^

Beneficiary

The Beneficiary is the person, persons or entity designated in the Contract specifications page or as subsequently named. However, if there is a surviving Contract Owner, that person will be treated as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any request for a change In Writing. Such a request is subject to our approval and if approved by us, the change will be effective on the date the request is signed. We assume no liability for any payments made or actions taken before we approve the change. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations prescribe certain limitations on the designation of a Beneficiary.

Annuitant

The Annuitant is any natural person or persons to whom we will make Annuity Payments (unless you designate a different Payee) and whose life is used to determine the duration of Annuity Payments involving life contingencies. If you name more than one person as an Annuitant, the second person named will be referred to as “co-Annuitant.” The Annuitant is as designated on the Contract specifications page or in the application, unless changed.

On the death of the Annuitant, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant.

You may change the Annuitant subject to the rights of any irrevocable Beneficiary. You must make any request for a change In Writing. Such a request is subject to our approval and, if approved by us, the change will be effective as of the date we receive your request at our Annuities Service Center. The Annuitant may not be changed after the Maturity Date.

If any Annuitant is changed and any Contract Owner is not a natural person, section 72(s)(6) of the Code requires us to treat that change of Annuitant as the death of the Contract Owner. Accordingly, if we do not receive earlier distribution instructions, we normally distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by any charges or Market Value Adjustment that would otherwise apply upon withdrawal.

Spouse

Federal Definition of Spouse. Any federal tax provisions related to status as a “spouse” are governed by the Federal Defense of Marriage Act (“DOMA”), which does not recognize civil unions or same-sex marriages that may be allowed under state law. Please consult with your own qualified tax advisor for information on how federal tax rules may affect Contracts where civil union or same-sex marriage partners either singularly or jointly own the Contract, or are designated Annuitant(s) or Beneficiary(ies).

^State Variations. Some states require that civil union and same-sex marriage partners receive the same contractual benefits as spouses who fall within the DOMA definition. You should consult with a qualified financial professional for additional information on your state’s regulations regarding civil unions and same-sex marriages.

Modification

We will not change or modify the Contract without the consent of the Owner or Group Holder, as applicable, except to the extent necessary to conform to any applicable law or regulation or any ruling issued by a government agency. However, on 30-days notice, to the Group Holder, we may change the withdrawal charges, administration fees, free withdrawal percentage, annuity purchase rate and the Market Value Adjustment as to any Certificates issued after the effective date of the modification.

Code Section 72(s)

In order for our Nonqualified Contracts (i.e., Contracts not purchased to fund an IRA or other Qualified Plan) to be treated as annuities under the Code, we will interpret the provisions of the Contract so as to comply with the requirements of section 72(s) of the Code, which prescribes certain required provisions governing distributions after the death of the Owner.

Our Approval

We may accept or reject a Contract application in our sole discretion, which we will exercise in a non-discriminatory manner.

Discontinuance of New Owners

In the case of a group annuity Contract, we may, on 30-days, notice to the Group Holder, limit or discontinue acceptance of new applications and the issuance of new Contracts to group members or participants.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex or survival of any person upon whose age, sex or survival an Annuity Payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant’s correct age and sex. If we have made incorrect Annuity Payments, the amount of any underpayments will be paid immediately. The amount of any overpayment will be deducted from future Annuity Payments. We will uniformly charge or credit interest in accordance with state law, as applicable.

Non-participating

Your Contract is non-participating and will not share in our profits or surplus earnings. We will pay no dividends on your Contract.

IV. Charges, Deductions and Adjustments

Adjustments ^and Charges Upon Withdrawals

We may apply a Market Value Adjustment factor and assess withdrawal charges under the Contracts if you request a partial or full withdrawal of Account Value ^any date other than during the 30-day period after the expiration of either the Initial Guarantee Period or a Subsequent Guarantee Period. We may apply a Market Value Adjustment factor if you annuitize the Contract prior to the end of these periods.

Where permitted by state law, we may also assess an administrative fee if you request a full withdrawal of Account Value or annuitize any amount prior to the end of these periods.

^We provide information on ^a “free” withdrawal amount, Market Value Adjustment factor and withdrawal charges in the sections that follow. We next provide examples to illustrate how these impact “gross” and “net” requests to withdraw Account Value. We provide information on the administrative fee that we may impose under the Contracts in “Other Charges And Deductions.”

Free Withdrawal Amount

We do not apply a Market Value Adjustment factor or assess withdrawal charges if your request does not exceed a free withdrawal amount. The free withdrawal amount is the greatest of:

a)	the annual RMD amount with respect to a Qualified Contract (see “VII. Federal Tax Matters”) for an Owner who has reached age 70 1/2; or
b)	the amount of interest credited during the 12 months prior to the date of the request, less any Gross Withdrawal Amounts taken during the 12 month period prior to the date of the request; or
c)	^any Death Proceeds amount ^paid to the Beneficiary.

Market Value Adjustment Factor

The Market Value Adjustment factor may decrease or increase the amount that we pay to you or apply to an Annuity Option. We determine the Market Value Adjustment factor by the following formula:

i =	the guaranteed rate in effect for the current Guarantee Period (expressed as a decimal).

j =	the current rate (expressed as a decimal) in effect for durations equal to the time remaining in the current Guarantee Period. (For example, if you were to request a withdrawal at the end of the second year of a five year Guarantee Period, the remaining duration would be three years) If the time remaining in the Guarantee Period is not a whole number of years, then the rate will be interpolated, based upon the number of months remaining, between the current rates offered from the closest durations. If not available, we will declare a rate solely for this purpose that is consistent with rates for durations that are currently available.

k =	the adjustment factor. This is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, even if the issued i rate and the withdrawal j rate are equal, the adjustment factor k will cause the Market Value Adjustment to be negative. This factor effectively reduces the amount paid and functions as an additional withdrawal charge.

n =	the number of months from the date of withdrawal to the end of the current Guarantee Period. In the case of partial months, n is rounded up to the next month.

The Market Value Adjustment reflects the relationship between the guaranteed interest rate in effect for your Contract at the time of a withdrawal or annuitization and the guaranteed interest rate we then make available for new Guarantee Periods equal to the remaining term of the Guarantee Period under your Contract. In general:

•

if the guaranteed interest rate in effect for your Contract is lower than our currently available guaranteed interest rate for a term equal to the remaining term of the Guarantee Period under your Contract, the Market Value Adjustment will reduce the amount withdrawn or annuitized or the balance of your Account Value; and

•

if the guaranteed interest rate in effect for your Contract is higher than our currently available guaranteed interest rate for a term equal to the remaining term of the Guarantee Period under your Contract, the Market Value Adjustment will increase the amount withdrawn or annuitized or the balance of your Account Value.

The greater the difference in these interest rates the greater the effect of the Market Value Adjustment. The Market Value Adjustment also has a greater effect when interest rates increase than when they decrease. As can be seen from the examples in Appendix A, the negative adjustment that results from a 1% increase in interest rates is higher in amount than the positive adjustment that results from a 1% decrease in interest rates.

The Market Value Adjustment ^also is affected by the amount of time remaining in the Guarantee Period. Generally, the longer the time remaining in the Guarantee Period, the greater the effect of the Market Value Adjustment on the amount withdrawn or annuitized. This is because the longer the time remaining in the Guarantee Period, the higher the compounding factor n in the Market Value Adjustment factor.

The Market Value Adjustment, alone or in combination with applicable withdrawal charges, could result in your receiving total withdrawal proceeds of less than your Purchase Payment.

Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the current available guaranteed interest rate offered by us at the time of withdrawal or annuitization may be higher than the initial or subsequent guarantee interest rate applicable to the Contract with the result that the amount you receive upon a withdrawal or annuitization may be substantially reduced.

For more information on the Market Value Adjustment, including examples of its calculation, see “IV – Charges, Deductions and Adjustments - Impact of Market Value Adjustment and Withdrawal Charge” and Appendix A: “Example of Market Value Adjustment Calculation.”

Withdrawal Charge

Please see Appendix B for a schedule of withdrawal charges applicable to the Contracts we offer through this Prospectus. A withdrawal charge will reduce the amount payable to you if you make a withdrawal in excess of the free ^withdrawal amount from the Contract before the end of your chosen Guarantee Period.

We calculate the amount of the withdrawal charge by multiplying the Gross Withdrawal Amount, less any administration fee and free withdrawal amount, by the applicable withdrawal charge percentage obtained from the tables set forth in Appendix B. We use separate withdrawal charge percentages for Initial and Subsequent Guarantee periods. (Please read “III. Description of the Contract -Withdrawals” and Appendix B: “Withdrawal Charge Schedules” for more information.)

We may subject withdrawals to a Market Value Adjustment in addition to the withdrawal charge described above (see “IV. Charges, Deductions and Adjustments - Market Value Adjustment Factor” and “IV. Charges, Deductions and Adjustments - Impact of Market Value Adjustment and Withdrawal Charge”). The Market Value Adjustment, alone or in combination with applicable withdrawal charges, could result in your receiving total withdrawal proceeds of less than your Purchase Payment.

Withdrawals may be subject to income tax to the extent of earnings under the Contract and, if made prior to age 59 1/2, may also be subject to a 10% penalty tax (see “VII. Federal Tax Matters - Taxation of Partial and Full Withdrawals”).

Waivers of Charges

We will not apply a Market Value Adjustment factor or assess withdrawal charges:

•

if you request a withdrawal or annuitize any amount during the 30-day period after the expiration of any Guarantee Period. (We must receive your written request for withdrawal during the 30-day period following the end of that Guarantee Period); or

•	if you request to withdraw or annuitize any available free withdrawal amount; or
•

if we cancel your Contract should you make withdrawals that bring your Account Value below $5,000 (However, if the Account Value at the Maturity Date is such that a monthly payment would be less than our minimum in effect, we may make a single payment in one lump sum adjusted by any Market Value Adjustment, if applicable, to the Annuitant or Payee on the Maturity Date); or

•	if you should be confined to an eligible Nursing Home as described below in “Waiver of Withdrawal Charge and MVA - Confinement to Nursing Home” and request any withdrawal of your Account Value; or
•

in connection with our payment of Contract proceeds following the death of the Owner or, if applicable, the Annuitant, except as described in “Accumulation Provisions - Death Benefit Before Maturity Date.”

We will not apply withdrawal charges on distributions made from a one-year or a two-year Subsequent Guarantee Period, if available. For Contracts issued in Florida on or after January 1, 2011 to residents aged 65 years or older, we will not apply withdrawal charges on any withdrawals taken after the tenth Contract Anniversary.

Waiver of Applicable Withdrawal Charge and MVA – Confinement to Nursing Home

(Not available in California and Massachusetts)

In states where approved, any applicable withdrawal charge and market value adjustment will be waived on a full or partial withdrawal prior to the Maturity Date if (1) beginning at least 30 days after the Contract Date a “triggering event” occurs and (2) the Covered Person’s reached age is less than age 80 on the Contract Date. Triggering events are as follows:

•	A Covered Person being diagnosed with a first occurrence of any Covered Condition, subject to the Pre-existing Condition Limitation; or
•	A Covered Person’s confinement in a Nursing Home.

In order for a Covered Person to be considered confined in a Nursing Home, the following conditions must be met:

a.	a Covered Person was not confined to a Nursing Home within two years prior to the Effective Date of the Contract.
b.	a Covered Person’s confinement is for at least 90 consecutive days;
c.	a Covered Person is receiving Nursing Care;
d.	such Nursing Care is based on a Physician’s plan in accordance with accepted standards of medical practice, and is Medically Necessary;
e.	such Nursing Care is needed because of a Covered Person’s inability to perform at least two of the Activities of Daily Living without Human Assistance because of either Physical Impairment or Cognitive Impairment; and
f.	such Nursing Care is received while the contract is in force, and is not assigned.

“Covered Person” means the Owner. “Covered Person” will mean the Annuitant if the Contract is owned by a Trust.

“Nursing Home” means a facility which meets both of the following requirements:

•	it is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located; and
•	has services performed by or under the continual, direct, and immediate supervision of a registered nurse, licensed practical nurse, or licensed vocational nurse, on-site 24 hours per day.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.

Nursing Home does not mean:

•	a hospital or clinic;
•	a rehabilitation hospital or facility;
•	an assisted care living facility;
•	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide custodial care;
•	your primary place of residence, including your living quarters in a continuing care retirement community or similar entity; or

•	a facility for the treatment of alcoholism, drug addiction, or mental illness.

Pre-Existing Condition Limitation. We will not waive any withdrawal charge or Market Value Adjustment for a diagnosis of a first occurrence of a Covered Condition during the first two years (six months for Contracts issued in North Dakota, one year for Contracts issued in Montana) after the effective date of the Contract if it results from a Pre-existing Condition, as defined in your Contract. This limitation does not apply to any Contract issued in Alabama, Alaska, Arizona, Connecticut, Florida, Georgia, Hawaii, Illinois, Indiana, Kansas, Missouri, Nebraska, New Jersey, South Carolina, Tennessee, Virginia or Wyoming.

“Pre-existing Condition” generally means the existence of symptoms which would cause an ordinarily prudent person to seek medical diagnosis, care, and treatment within one year before the effective date of the Contract or a condition for which medical consultation, advice, or treatment was recommended by or received from or sought from a Physician during the two years immediately preceding the effective date of the Contract.

A “Physician” is a person other than you, the Annuitant(s) or a member of your or the Annuitant’s families who is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.), practicing within the scope of that license.

Please refer to your Contract for additional information on Activities of Daily Living, Nursing Care and other terms not specifically discussed in this Prospectus.

The waiver described above is not available in all states and certain terms may vary depending on the state of issue as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty tax (see “VII. Federal Tax Matters”).

Impact of Market Value Adjustment and Withdrawal Charge

We provide the following three examples to illustrate how we calculate and apply the Market Value Adjustment factor and withdrawal charge. These examples are based on the assumptions we use and are not indicative of the actual impact the Market Value Adjustment factor and withdrawal charges will have on your Contract. The Market Value Adjustment is based, in part, on the guaranteed interest rates we make available for new Guarantee Periods at the time of a withdrawal and is subject to change. The Withdrawal Charge Schedule applicable to your Contract may vary from the Withdrawal Charge Schedule applicable to other Contracts we may offer.

We retain all withdrawal charges and all “negative” Market Value Adjustments. We generally pay you “positive” Market Value Adjustments, except in situations where a “net” partial withdrawal request results in a portion of a positive Market Value Adjustment being used to cover applicable withdrawal charges.

EXAMPLE 1 (Impact on a Total Withdrawal):

Assume that you make a request for a total withdrawal of Account Value at a time when:

•	your Account Value is $16,800;
•	the free withdrawal amount is $800;
•	the withdrawal charge is 6%;
•	your current guaranteed rate is 4%;
•

the Guarantee Period in effect for your Contract is seven years, and you make the request at the beginning of the third year of the Guarantee Period (i.e., there are five years remaining for that Guarantee Period); and

•	the guaranteed interest rate we are then offering for a new five year Guarantee Period is 5%.

Step 1: We first determine the portion of the Gross Withdrawal Amount that is subject to a Market Value Adjustment and withdrawal charges. Since you requested a total withdrawal of Account Value, we subtract the free withdrawal amount ($800) from your Account Value ($16,800). The Gross Withdrawal Amount subject to Market Value Adjustment and withdrawal charges in this case is $16,000.

Step 2: We next determine the Market Value Adjustment. In this example, the guaranteed interest rate we assume to be in effect for your Contract (4%) is lower than the guaranteed interest rate we assume to be offering for the remaining term of your guaranteed interest period (5% for a 5 year term). These are the same assumptions we use in the first example in Appendix A, and we would calculate a Market Value Adjustment factor as shown in that example (0.94201) to reduce the amount payable to you.

We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount that is subject to a Market

Value Adjustment ($16,000) by the Market Value Adjustment factor of 0.94201, which produces a result of $15,072. The amount of the Market Value Adjustment is the difference between $15,072 and $16,000, or a negative $928.

Step 3: We next determine the amount of your withdrawal charge. To do this, we multiply the Gross Withdrawal Amount that is subject to a withdrawal charge ($16,000) by the 6% surrender charge to produce a surrender charge of $960.

Step 4: We next subtract the Market Value Adjustment ($928) and the withdrawal charge ($960) from your Account Value ($16,800). This results in a net amount payable to you of $14,912, assuming that we do not have to withhold any amounts for taxes.

EXAMPLE 2 (Impact on a Request for a “Net” Partial Withdrawal):

This example uses the same assumptions as EXAMPLE 1, except that you request a “net” partial withdrawal of $6,000 (with no tax withholding) instead of a total withdrawal of Account Value.

^Step 1: We will calculate a Gross” Withdrawal Amount that is large enough to cover any applicable Market Value Adjustment and withdrawal charge so that you will receive the requested “net” amount. To do this, we need to use a mathematical formula, as follows:

Gross Withdrawal Amount =

{Net Withdrawal Amount + Free Amount × ([Market Value Adjustment Factor – 1] – Withdrawal Charge %)}
{1+ [Market Value Adjustment Factor – 1] – Withdrawal Charge %}

In this example,

Gross Withdrawal Amount = {$6,000 + $800 × ([.94201 – 1] - .06)} / (1 + [.94201 – 1] - .06} = $6,696

Step 2: We next determine the amount of the Market Value Adjustment. We determine the applicable Market Value Adjustment factor (0.94201) in the same manner as in Step 2 of EXAMPLE 1. Since we do not apply the Market Value Adjustment factor to the free withdrawal amount, we first subtract the free withdrawal amount ($800) from the Gross Withdrawal Amount calculated above ($6,696). We then multiply the difference ($5,896) by the Market Value Adjustment factor, which produces a result of $5,554. The amount of the Market Value Adjustment is the difference between $5,554 and $5,896, or a negative $342.

Step 3: We next determine the amount of the withdrawal charge. Since we do not apply the withdrawal charge to the free withdrawal amount, we first reduce the Gross Withdrawal Amount calculated above ($6,696) by the free withdrawal amount ($800). We then multiply the difference ($5,896) by the 6% withdrawal charge. This results in a withdrawal charge of $354.

Step 4: As a result of your assumed request for a “net” partial withdrawal of $6,000, we would deduct a total of $6,696 from your Account Value. We would pay you the requested $6,000, and your remaining Account Value would equal $10,104. Your Contract would remain in force.

EXAMPLE 3 (Impact on a Request for a “Gross” Partial Withdrawal):

This Example uses the same assumptions as EXAMPLE 1, except that you request a “gross” partial withdrawal of $6,000 (with no tax withholding), or fail to make a request for a “net” partial withdrawal.

Step 1: We first determine the portion of the partial withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. Since you requested a “gross” partial withdrawal of Account Value, we subtract the free withdrawal amount ($800) from the total amount of your request ($6,000). The Gross Withdrawal Amount subject to Market Value Adjustment and withdrawal charges in this case is $5,200.

Step 2: We next determine the amount of the Market Value Adjustment. We determine the applicable Market Value Adjustment factor (0.94201) in the same manner as in Step 2 of EXAMPLE 1. We then multiply the amount determined under Step 1 ($5,200), by the Market Value Adjustment factor of 0.94201, which produces a result of $4,898. The amount of the Market Value Adjustment is the difference between $4,898 and $5,200, or a negative $302.

Step 3: We next determine the amount of your withdrawal charge. To do this, we multiply the Gross Withdrawal Amount that is subject to a withdrawal charge ($5,200) by the 6% withdrawal charge to produce a withdrawal charge of $312.

Step 4: As a result of your assumed request for a “gross” partial withdrawal of $6,000, we would deduct a total of $6,000 from your Account Value. We would reduce the amount payable by $614 (which is the sum of the $302 Market Value Adjustment and $312 surrender charge), and pay you $5,386. Your remaining Account Value would equal $10,800 and your Contract would remain in force.

^Other Charges and Deductions

Taxes

We reserve the right to charge or provide for certain taxes against Purchase Payments, Account Values, death benefits or Annuity Payments. Such taxes may include premium taxes or other taxes levied by any government entity which we determine to have resulted from the:

•	establishment of the MVA Separate Account;
•	receipt by us of Purchase Payments;
•	issuance of the Contracts;
•	commencement or continuance of Annuity Payments under the Contracts; or
•	death of the Owner or Annuitant.

In addition, we will withhold taxes to the extent required by applicable law.

Except for residents of those states which apply premium taxes upon receipt of Purchase Payments, we will deduct premium taxes from the Account Value used to provide for Annuity Payments. For residents of those states which apply premium taxes upon receipt of Purchase Payments, we will deduct premium taxes upon payment of any withdrawal or death benefits or upon any annuitization. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% of the Purchase Payment, depending on the jurisdiction and the tax status of the Contract and are subject to change by the legislature or other authority (see Appendix C: “State Premium Taxes”).

Administration Fee

To compensate us for assuming certain administrative expenses, we reserve the right to charge an annual administration fee, which will never exceed $50.00. If imposed, the fee will be detailed on your Contract’s specifications page. Prior to the Maturity Date, we will deduct the administration fee on each Contract Anniversary. If you surrender the Contract for its Account Value on any date other than the Contract Anniversary, we will deduct the full amount of the administration fee from the amount paid. After the Maturity Date, the administration fee is deducted on a pro rata basis from each Annuity Payment.

V. General Information About Us

The Company

Your Contract is issued by John Hancock USA, formerly known as “The Manufacturers Life Insurance Company (U.S.A.),” a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805. John Hancock USA also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, NH 03801-6815.

The ultimate parent of John Hancock USA is MFC, a publicly traded company, based in Toronto, Canada. The Company changed its name to John Hancock Life Insurance Company (U.S.A.) on January 1, 2005 following MFC’s acquisition of John Hancock Financial Services, Inc.

Rating Agencies, Endorsements and Comparisons. We are ranked and rated by independent financial rating services, including Moody's Investors Service, Inc., Standard & Poor's Rating Services, Fitch Ratings Ltd. and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of John Hancock USA. The ratings are not intended to reflect the investment experience or financial strength of the MVA Separate Account or the Contracts. The ratings are available on our website. We may from time to time publish the ratings in advertisements, sales literature, reports to Contract Owners, etc. In addition, we may include ratings in certain promotional literature endorsements in the form of a list of organizations, individuals or other parties that recommend the Company or the Contracts.

Regulation. John Hancock USA is subject to the laws of the State of Michigan governing insurance companies and to the regulation of Michigan’s Office of Financial and Insurance Regulation. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate. Regulation by the applicable insurance department includes periodic examination of our operations, including contract liabilities and reserves. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of investments permitted. Our books and accounts are subject to review by the applicable insurance department and other supervisory agencies at all times, and we file annual statements with these agencies. A full examination of our operations is conducted periodically by the applicable insurance departments.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments on us under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal legislation that removed barriers preventing banks from engaging in the insurance business or that changed the federal income tax treatment of insurance companies, insurance company products, or employee benefit plans could significantly affect the insurance business.

MVA Separate Account

We established the Company’s MVA Separate Account in 2009 as a non-unitized separate account under Michigan law. The MVA Separate Account is not registered as an investment company under the U.S. Investment Company Act of 1940, as amended. The Company maintains in its MVA Separate Account assets which it selects in accordance with applicable state law and which have a market value (or other value prescribed by applicable state law) equal to the reserves the Company must maintain for the Contracts and its other liabilities with respect to the account.

A Contract Owner has no interest in the performance of a MVA Separate Account. A Contract Owner’s Account Value is based on the interest rates we guarantee under the Contract and not on the performance of a MVA Separate Account. Any gain or loss in the Company’s MVA Separate Account accrues solely to the Company, and we assume any risk associated with the possibility that the value of the assets in the MVA Separate Account might fall below the reserves and other liabilities that must be maintained. Should the value of the assets in the Company’s MVA Separate Account fall below reserve and other liabilities, the Company will transfer assets from its General Account to its MVA Separate Account to make up the shortfall. The Company reserves the right to transfer to its General Account any assets of its MVA Separate Account in excess of such reserves and other liabilities.

The Company currently intends to use its MVA Separate Account only to support the obligations under the Contracts described in this Prospectus, but it reserves the right to maintain assets in its MVA Separate Account to support any number of other kinds of annuity contracts which it offers or may offer. These annuity contract owners would stand in an equal position with regard to claims against the underlying assets in the MVA Separate Account.

Both the assets accounted for in the Company’s MVA Separate Account and all the other assets maintained in its General Account are available to meet the Company’s guarantees under its contracts. These assets are not insulated from the claims of the Company’s creditors and may be charged with liabilities which arise from other business the Company conducts. See “VI. The MFC Subordinated Guarantee” for information on the parent company’s, Manulife Financial Corporation’s, guarantee of the MVA interest in the Contracts.

Distribution of the Contract

Our wholly-owned subsidiary, John Hancock Distributors, LLC (“JH Distributors”), acts as principal underwriter of the Contracts.

The Contracts will be sold by registered representatives of broker-dealers authorized by JH Distributors to sell them. Such registered representatives will also be our licensed insurance agents. JH Distributors will pay distribution compensation to authorized broker-dealers in varying amounts which under normal circumstances are not expected to exceed 5% of Purchase Payments.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative’s compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

We may make additional payments to firms. These payments are sometimes referred to as “revenue sharing.” Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive “preferred” or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists (“shelf-space arrangements”); and other improvements in sales by featuring our products over others.

Revenue sharing payments assist in our efforts to promote the sale of the Contracts and could be significant to a firm. Not all firms, however, receive additional compensation. We determine which firms to support and the extent of the payments we are willing to make, and generally choose to compensate firms that are willing to cooperate with our promotional efforts and have a strong capability to distribute the Contracts. We do not make an independent assessment of the cost of providing such services. Instead, we agree with the firm on the methods for calculating any additional compensation. The methods, which vary by firm, may include different categories to measure the amount of revenue sharing payments, such as the level of sales, assets attributable to the firm and the annuity contracts covered under the arrangement (including contracts issued by any of our affiliates). The categories of revenue sharing payments that we may provide to firms, directly or through JH Distributors, are not mutually exclusive and may vary from contract to contract. Currently, we have revenue sharing agreements in effect with Edward Jones and Signator Investors, Inc. We or our affiliates may make additional types of revenue sharing payments for other products, and may enter into new revenue sharing arrangements in the future.

VI. The MFC Subordinated Guarantee

Description of Manulife Financial Corporation

The MFC Subordinated Guarantee is issued by MFC. MFC was incorporated under the Insurance Companies Act (Canada) in 1999 for the purpose of becoming the holding company of The Manufacturers Life Insurance Company, which was founded in 1887. As a mutual life insurance company, The Manufacturers Life Insurance Company had no common shareholders and its board of directors was elected by its participating policyholders. In September 1999, The Manufacturers Life Insurance Company implemented a plan of demutualization and converted into a life insurance company with common shares and became a wholly-owned subsidiary of MFC. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (Tel. No. 416-926-3000).

^MFC’s subsidiaries provide financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in Asia, Canada and the United States. ^MFC’s subsidiaries also provide investment management services with respect to ^their general fund assets, segregated fund assets^, mutual funds and to institutional customers. ^MFC’s subsidiaries also offer specialized property and aviation catastrophe risk reinsurance peoducts. MFC has directly or indirectly held all of the outstanding shares of John Hancock USA capital stock since September 1999.

Description of the MFC Subordinated Guarantee

What additional guarantee applies to the Guarantee Periods under my contract?

John Hancock USA’s ultimate parent, MFC, guarantees John Hancock USA’s obligations with respect to any Contract to which this Prospectus relates (the “MFC Subordinated Guarantee”). The MFC Subordinated Guarantee will apply unless and until we notify you otherwise. If we give you such notice, however, the MFC Subordinated Guarantee would remain in effect for all Guarantee Periods that had already started, and would be inapplicable only to Guarantee Periods starting after the date of such notice. The MFC Subordinated Guarantee does not relieve the Company of any obligations under your Contract – it is in addition to all of the rights and benefits that the Contract provides. There is no charge or cost to you for the MFC Subordinated Guarantee, and there are no disadvantages to you of having this additional guarantee.

What are the reasons for the additional MFC Subordinated Guarantee?

The MFC Subordinated Guarantee ^was implemented in order to relieve John Hancock USA of the obligation to file with the SEC annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K, and thus save the expense of being an SEC reporting company. MFC, the company that is providing the MFC Subordinated Guarantee, is the ultimate parent of all of the companies in the John Hancock group of companies, including John Hancock USA. MFC is a company organized under the laws of Canada and its common shares are listed principally on the Toronto Stock Exchange and the New York Stock Exchange. MFC files with the SEC annual reports on Form 40-F and other reports on Form 6-K. The financial results of John Hancock USA are included in MFC’s consolidated financial statements in a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.

What are the terms of the MFC Subordinated Guarantee?

MFC guarantees your full interest in any Guarantee Period to which this Prospectus relates. This means that, if John Hancock USA fails to honor any valid request to surrender or withdraw any amount from a Guarantee Period, or fails to allocate amounts from a Guarantee Period to an annuity option when it is obligated to do so, MFC guarantees the full amount that you would have received, or value that you would have been credited with, had John Hancock USA fully met its obligations under your Contract with respect to such Guarantee Period. If John Hancock USA fails to pay any amount that becomes payable under the Contract upon the death of an Owner or Annuitant, MFC guarantees the unpaid amount, up to the Account Value in any Guarantee Period on the date of death, increased by any accrued but uncredited interest attributable thereto. There is no charge or cost to you for receiving the MFC Subordinated Guarantee. If John Hancock USA fails to make payment when due of any amount that is guaranteed by MFC, you could directly request MFC to satisfy John Hancock USA’s obligation, and MFC must do so. You would not have to make any other demands on John Hancock USA as a precondition to making a claim against MFC under the MFC Subordinated Guarantee.

The MFC Subordinated Guarantee is issued pursuant to a subordinated guarantee dated July 15, 2009, whereby MFC is the guarantor.

Unless otherwise set forth herein, the MFC Subordinated Guarantee will constitute an unsecured obligation of MFC as guarantor, and will be subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinated to the MFC Subordinated Guarantee, and effectively rank senior to MFC’s preferred and common shares. As a result, in the event of MFC’s bankruptcy, liquidation, dissolution, winding-up or reorganization or upon acceleration of any series of debt securities due to an event also triggering payment obligations on other debt, MFC’s assets will be available to pay its obligations on the MFC Subordinated Guarantee only after all secured indebtedness and other indebtedness senior to the MFC Subordinated Guarantee has been paid in full. There may not be sufficient assets remaining to pay amounts due on all or any portion of the MFC Subordinated Guarantee.

The MFC Subordinated Guarantee ^is governed by the laws of the Commonwealth of Massachusetts. The MFC Subordinated Guarantee ^provides that any claim or proceeding brought by a holder to enforce the obligations of MFC, as guarantor, may be brought in a court of competent jurisdiction in the City of Boston, Commonwealth of Massachusetts, and that MFC submits to the non-exclusive jurisdiction of such courts in connection with such action or proceeding. MFC has designated John Hancock USA as its authorized agent upon whom process may be served in any legal action or proceeding against MFC arising out of or in connection with the MFC Subordinated Guarantee. All payments on the Contracts offered by this Prospectus by MFC under the MFC Subordinated Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Government of Canada, or any province, territory or political subdivision thereof, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges by MFC is required by law or by the administration or interpretation of such law. In the event of any withholding or deduction, MFC will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Contracts offered by this Prospectus after such withholding or deduction shall equal the respective amounts under such Contracts which would have been receivable in respect of those Contracts in the absence of such withholding or deduction (“Guarantor Additional Amounts”), except as described herein and except that no such Guarantor Additional Amounts shall be payable with respect to taxes, duties, assessments or governmental charges imposed on a holders with respect to any Contract offered by this Prospectus:

(a)	(i) by reason of ^the holder being a person with whom John Hancock USA or MFC is not dealing at arm’s length for the purposes of the Income Tax Act (Canada), or (ii) by reason of ^the holder having a connection with Canada or any province or territory thereof other than the mere holding, use or ownership or deemed holding, use or ownership of such Contract;

(b)	by reason of ^the holder being liable for or subject to such withholding or deduction because of ^the holder’s failure to make a claim for exemption to the relevant tax authority; or

(c)	more than 10 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to Guarantor Additional Amounts on presenting the same for payment on the last day of such period of 10 days.

As used herein “Relevant Date” shall mean the date on which such payment first becomes due.

Where You Can Find More Information

MFC is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance with that Act, files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.

You may read and copy any reports, statements or other information filed by MFC (Registrant 001-14942) at the SEC’s Public Reference Room, Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about MFC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, Station Place, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by MFC, at http://www.sec.gov. You may also access the SEC filings and obtain other information about MFC through the website maintained by MFC, which is http://www.manulife.com. The information contained in, or accessible through, that website is not incorporated by reference into this Prospectus.

The Company and MFC filed a joint registration statement on Form F-3 (the "Registration Statement") relating to the Contracts offered by this Prospectus with the SEC under the U.S. Securities Act of 1933, as amended. This Prospectus is a part of the Registration Statement. As permitted by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement. The SEC allows MFC to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. For more information about the Contracts and us, you may obtain a copy of the Registration Statement (For Contracts issued prior to July 20, 2012, File numbers 333-159101 and 333-159101-01 and for Contracts issued on or after July 20, 2012, File numbers 333-^179261 and 333-^179261-01) in the manner set forth in the preceding paragraphs.

The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. These documents contain important information about the companies and their financial condition.

MFC incorporates by reference the documents listed below, which were filed with the SEC:

^(a)	MFC’s Annual Report on Form 40-F for the year ended December 31, 2011, as filed on March 16, 2012 and as amended and filed on Form 40-F/A on March 23, 2012, other than the section of the Annual Information Form entitled “Ratings”;

(b)	Exhibit 99.3 to MFC’s Reports of Foreign Issuer on Form 6-K filed on March ^23, 2012, other than the sections entitled “Report of the Management Resources and Compensation Committee^” and “Performance Graph^”;

(c)	MFC’s Reports of Foreign Issuer on Form 6-K filed on March 16, 2012 and May 10, 2012;

(d)	MFC’s Annual Report on Form 40-F for the year ended December 31, 2010, as filed on March 18, 2011 and as amended and filed on Form 40-F/A on March 25, 2011, other than the section of the Annual Information Form entitled “Ratings”; and

^MFC’s Annual Report on Form 40-F for the year ended December 31, 2009, as filed on March 19, 2010 and as amended and filed on Form 40-F/A on March 29, 2010, other than the section of the Annual Information Form entitled “Ratings.”

^We will provide to each person, including any Contract Owner, to whom a Prospectus is delivered, a copy of any or all of the ^information that has been incorporated ^by reference ^in this Prospectus but not delivered with the Prospectus, at no cost to the requester, upon written or oral request ^to:

Manulife Financial Corporation

ATTN: Corporate Secretary

200 Bloor Street East, NT-10

Toronto, Ontario Canada M4W 1E5

Telephone: (416) 926-3000

Any annual reports on Form 20-F, Form 40-F or Form 10-K, any reports on Form 10-Q or Form 8-K, other than current reports furnished to the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K, and any Form 6-K specifying that it is being incorporated by reference in this Prospectus, as well as all prospectus supplements disclosing additional or updated information, filed by MFC with the SEC subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus.

Enforcement of Judgments

MFC is a corporation incorporated under the laws of Canada. Because a substantial portion of MFC’s assets are located outside the United States and most of its directors and officers are not residents of the United States, any judgment obtained in the United States against MFC or certain of its officers and directors, including a judgment with respect to payments on the MFC Subordinated Guarantee, may not be collectible within the United States.

Pursuant to the MFC Subordinated Guarantee, MFC agrees that any legal action or proceeding against it arising out of or in connection with the MFC Subordinated Guarantee may be brought in any United States federal or Massachusetts state court located in the City of Boston, Commonwealth of Massachusetts (a “Massachusetts Court”), and irrevocably submits to the non-exclusive jurisdiction of such courts in connection with such action or proceeding.

MFC has been informed by its Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final judgment in personam of any Massachusetts Court against MFC, which judgment is subsisting and unsatisfied for a fixed sum of money with respect to the enforcement of the MFC Subordinated Guarantee and that is not impeachable as void or voidable under the internal laws of the Commonwealth of Massachusetts if:

(i)	the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of Ontario (submission by MFC in the MFC Subordinated Guarantee to the non-exclusive jurisdiction of a Massachusetts Court will be sufficient for this purpose);

(ii)	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(iii)	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws in the Province of Ontario; and

(iv)	the action to enforce such judgment is commenced within the applicable limitation period.

Enforcement of a judgment by a court in the Province of Ontario, as described above, may only be given in Canadian dollars.

In the opinion of Torys LLP, there are currently no reasons under the present laws of the Province of Ontario for avoiding recognition of said judgments of Massachusetts Courts on the MFC Subordinated Guarantee based upon public policy. However, it may be difficult for holders of Contracts to effect service within the United States upon MFC’s directors and officers and the experts named in this Prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under United States federal securities laws. MFC has designated John Hancock USA as its authorized agent upon whom process may be served in any legal action or proceeding against MFC arising out of or in connection with the applicable MFC Subordinated Guarantee. Based on the opinion of Torys LLP, MFC believes that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case since the case law in Canada in respect of this matter is not entirely clear. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

VII. Federal Tax Matters

Introduction

Any discussion of the federal income tax treatment of the Contracts contained in this Prospectus is not exhaustive, does not purport to cover all situations, and is not intended as tax advice and is not intended for and cannot be used for the purpose of avoiding penalties. The federal income tax treatment of the Contracts is unclear in certain circumstances, and you should consult a qualified and independent tax advisor with regard to the application of law to your individual circumstances. Bear in mind that the tax-related discussions herein may have been written to support the promotion or marketing of a transaction or other matter that is relevant to you for tax purposes. The following discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions. The Prospectus does not address state or local tax consequences associated with the purchase of the Contracts.

We make no guarantee regarding any tax treatment, federal, state or local, of any Contract or of any transaction involving a Contract.

Our Tax Status

We are taxed as a life insurance company under the Code. The assets in the MVA Separate Account are owned by us, and the income derived from such assets is includible in our income for federal income tax purposes.

Charitable Remainder Trusts

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust, may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

Nonqualified Contracts

Tax Deferral During Accumulation Period.

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, federal income tax on any gains in your Account Value will be deferred until we actually make a distribution to you or you assign or pledge an interest in your Contract.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company, trust, or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person. This exception does not apply in the case of any employer which is the nominal owner of an annuity contract under a nonqualified deferred compensation arrangement for its employees.

In addition to the foregoing, if the Contract’s maturity date occurs, or is scheduled to occur, at a time when the annuitant is at an advanced age, such as over age 95, it is possible that the Owner will be taxable currently on the annual increase in the account value.

The remainder of this discussion assumes that the Contract will constitute an annuity for federal tax purposes.

Taxation of Partial and Total Withdrawals. In the case of a partial withdrawal, amounts received generally are includible in income to the extent the Owner’s Account Value before the withdrawal exceeds his or her “investment in the contract.” In the case of a total withdrawal, amounts received are includible in income to the extent they exceed the “investment in the contract.” For these purposes the “investment in the contract” at any time equals the total of the Purchase Payments made under the Contract to that time less any amounts previously received from the Contract which were not included in income.

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) of any portion of the Account Value is treated as a withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If you transfer your interest in a Contract without adequate consideration to a person other than your spouse (or a former spouse incident to divorce), you will be taxed on the difference between your Account Value and the investment in the Contract at the time of transfer. In such case, the transferee’s investment in the Contract will be increased by the amount included in the transferor’s income.

There is some uncertainty regarding the treatment of the Market Value Adjustment for purposes of determining the amount includible in income as a result of any partial withdrawal, assignment or pledge, or transfer without adequate consideration. The IRS has regulatory authority to address this uncertainty. However, as of the date of this Prospectus, the IRS has not issued any final regulations addressing these determinations.

Taxation of Annuity Payments. When we make payments under a Contract in the form of Annuity Payments, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an Annuity Payment is equal to the excess of the payment over the exclusion amount. The exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the Contract, adjusted for any period certain or refund feature, to the total expected value of Annuity Payments for the term of the Contract (determined under Treasury Department regulations). A simplified method of determining the taxable portion of Annuity Payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once the total amount of the investment in the Contract has been excluded using this ratio, further Annuity Payments will be fully taxable. If Annuity Payments cease because of the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction to the owner.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person or are not married. You should consult a tax advisor in those situations.

Effective January 1, 2011, section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the tax cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of section 1035 of the Code and Rev. Proc. 2011-38. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to Market Value Adjustment and withdrawal charges.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of an Owner or, if the Owner is not a natural person, the death of the Annuitant. Prior to the Maturity Date, such death benefit proceeds are includible in income as follows:

•	if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above; or
•	if distributed under an Annuity Option, they are taxed in the same manner as Annuity Payments; as described above; or
•	if distributed as a series of withdrawals over the Beneficiary’s life expectancy, they are taxable to the extent there is gain in the Contract.

After the Maturity Date, where a guaranteed period exists under an Annuity Option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows:

•	if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time; or
•

if distributed in accordance with an existing Annuity Option other than a Period Certain Only Annuity Option, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all Annuity Payments thereafter are fully includible in income; or

•

If distributed in accordance with an existing Period Certain Only Annuity Option, the payments are taxed the same as the annuity payments made before death. A portion of each annuity payment is includible in income and the remainder is excluded from income as a return of the investment in the Contract.

Penalty Tax on Premature Distributions. There generally is a 10% penalty tax on the taxable portion of any payment from the Contract. This penalty is not applicable if the payment is:

•	received on or after the date on which the Owner reaches age 59 1/2;
•	attributable to the Owner becoming disabled (as defined in the tax law);

•	made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary Annuitant (as defined in the tax law);
•

made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a “designated beneficiary” (as defined in the tax law);*

•

made under a contract purchased with a single premium when the maturity date is no later than a year from purchase of the contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

•	made with respect to certain annuities issued in connection with structured settlement agreements.

*You may be subject to a retroactive application of the penalty tax, plus interest, if you begin taking a series of substantially equal periodic payments (Life Expectancy Distribution) and then modify the payment pattern (other than by reason of death or disability) before the later of your turning age 59 1/2 and the passage of five years after the date of the first payment.

Aggregation of Contracts. In certain circumstances, the IRS may determine the amount of an annuity payment or a withdrawal from a contract that is includible in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan.

For example, if you purchase two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including withdrawals prior to the Maturity Date) is includible in income. Thus, if during a calendar year you buy two or more of the Contracts offered by this Prospectus (which might be done, for example, in order to invest amounts in different Guarantee Periods), all of such Contracts would be treated as one Contract in determining whether withdrawals from any of such Contracts are includible in income. The IRS may also require aggregation in other circumstances and you should consult a qualified tax advisor if you own or intend to purchase more than one annuity contract.

The effects of such aggregation are not always clear and depend on the circumstances. However, aggregation could affect the amount of a withdrawal that is taxable and the amount that might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts. We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free under Code section 1035 if certain requirements are satisfied. If you exchange all of another annuity contract and the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Account Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a partial withdrawal, total withdrawal, annuity payment or death benefit).

The tax rules applicable to the partial exchange of an annuity contract have been amended for partial exchanges that occur after October 23, 2011. If you exchange part of an existing contract after that date, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, all or a portion of the amount received could be includible in your income and also subject to a 10% penalty tax. The IRS has announced that it will apply general tax principles to determine the consequences of receiving such a payment. For example, the IRS could treat the payment as taxable only to the extent of the gain in the particular contract from which the payment was received. Alternatively, the IRS could determine that the payment was an integrated part of the exchange. In that case, the payment would be taxable to the extent of all the gain accumulated in the original contract at the time of the partial exchange, regardless of whether the payment came from the existing contract or from the Contract received in exchange. Application of general tax principles is dependent on the facts and circumstances of each case. However, amounts received as an annuity during the 180-day period are not subject to the new rules, provided that the annuity payments will be made for a period of at least 10 years or for a life or joint lives.

Example: A contract has $100,000 of Account Value, of which $56,000 is gain and $44,000 is the Owner’s cost basis. The Owner does a partial exchange of 25% of the Account Value. Of the $25,000 transferred to the new contract, $14,000 represents gain and $11,000 represents cost basis transferred from the original contract. Two months after the partial exchange, the Owner takes a withdrawal from the new contract in the amount of $17,000. If the IRS treats the withdrawal as a distribution from the new contract, only $14,000 will be taxable as a distribution of income ($25,000 of Account Value - $11,000 of cost basis in the new contract). If instead the IRS determines that the withdrawal is part of the exchange, the entire $17,000 is taxable as income because there was $56,000 of gain in the original contract at the time of the exchange.

You should consult your tax advisor in connection with any exchange pursuant to section 1035 of the Code for the Contract, particularly if you plan to make a withdrawal from either contract after the exchange.

Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect contracts where the income on such contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax advisor.

Health Care and Education Reconciliation Act of 2010

On March 30, 2010, President Barack Obama signed the Health Care and Education Reconciliation Act of 2010 (the “Act”) into law. The Act contains provisions for a new Medicare tax to be imposed at a maximum rate of 3.8% in taxable years beginning in 2013. The tax will be imposed on an amount equal to the lesser of (a) “net investment income” or (b) the excess of the taxpayer’s modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 for everyone else). “Net investment income,” for these purposes, includes the excess (if any) of gross income from annuities, interest, dividends, royalties and rents, and certain net gain, over allowable deductions, as such terms are defined in the Act or as may be defined in future Treasury Regulations or IRS guidance. The term “net investment income” does not include any distribution from a plan or arrangement described in Code sections 401(a), 403(a), 403(b), 408 (i.e., IRAs), 408A (i.e., Roth IRAs) or 457(b).

You should consult a qualified tax advisor for further information about the impact of the Act on your individual circumstances.

Puerto Rico Nonqualified Contracts

If you are a resident of Puerto Rico, you should consult a qualified tax advisor before purchasing an annuity contract. Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan (“Nonqualified Contract”) are generally treated as a nontaxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Nonqualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Nonqualified Contract after annuitization are treated as part taxable income and part nontaxable return of principal. After annuitization, the annual amount excluded from gross income under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Nonqualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant’s life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income from annuity contracts. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully.

Qualified Retirement Plans

In General

The Contracts are also designed for use in connection with certain types of qualified retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to participants in such Qualified Plans and to Contracts used in connection with such Qualified Plans. In this Prospectus we provide only general information about the use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with a Qualified Plan should seek competent advice. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a qualified tax advisor.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no “investment in the contract” and the total amount received may be taxable. Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If you are considering purchasing a Contract for use in connection with a qualified retirement plan, you should consider, in evaluating the suitability of the Contract, that the Contract allows only a single Purchase Payment in an amount of at least $5,000. Under the tax rules, the Owner and Annuitant may not be different individuals, if this Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant’s spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Furthermore, the length of any Guarantee Period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Required Minimum Distributions

Treasury Department regulations prescribe required minimum distribution (“RMD”) rules governing the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any Guarantee Period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with RMD requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner turns age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires from the employer who sponsored the Qualified Plan. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner’s death must also comply with RMD requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual and, if so, the Owner’s spouse, or an individual other than the Owner’s spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your own qualified tax advisor.

Penalty Tax on Premature Distributions

There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts. (The amount of the penalty tax is 25% of the taxable amount of any payment received from a “SIMPLE retirement account” during the 2-year period beginning on the date the individual first participated in any qualified salary reduction agreement (as defined in the tax law) maintained by the individual’s employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, including a “SIMPLE IRA,” exceptions provide that the penalty tax does not apply to a payment (a) received on or after the date on which the Owner reaches age 59 1/2, (b) received on or after the Owner’s death or because of the Owner’s disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated beneficiary (as defined in the tax law). (You may be subject to a retroactive application of the penalty tax, plus interest, if you begin taking a series of substantially equal periodic payments and then modify the payment pattern (other than by reason of death or disability) before the later of your turning age 59 1/2 or the passage of five years after the date of the first payment.). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception “c” above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your own qualified tax advisor.

When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we will not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless we consent.

Qualified Plan Types

Following are brief descriptions of various types of Qualified Plans.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain qualified plans may be “rolled over” on a tax-deferred basis into an IRA. The Contract may not be used in connection with an “Education IRA” under section 530 of the Code.

Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees’ IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the Contract in connection with such plans should seek competent advice.

SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish “SIMPLE retirement accounts,” including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence.

Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and “qualified distributions” from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

•	made after the Owner reaches age 59 1/2;
•	made after the Owner’s death;
•	attributable to the Owner being disabled; or
•	a qualified first-time homebuyer distribution within the meaning of section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the owner reaches age 70 1/2. A Roth IRA may accept a “qualified rollover contribution” from a non-Roth IRA and from an “eligible retirement plan” that satisfies certain requirements specified in section 408A(e)(1)(B) of the Code.

Corporate and Self-Employed (“H.R. 10” and “Keogh”) Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10” or “Keogh,” permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans.

Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as “tax-sheltered annuities.” This Contract is not available as a section 403(b) annuity.

Rollovers and Transfers

If permitted under your plan, you may make a distribution:

•	from a traditional IRA and make a “tax-free” rollover to another traditional IRA;
•

from a traditional IRA and make a “tax-free” rollover to a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code;

•	from any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) and make a “tax-free” rollover to a traditional IRA; or
•

from a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code and make a “tax-free” rollover to any such plans.

In addition, if your spouse survives you, he or she is permitted to take a distribution from your tax-qualified retirement account and make a “tax-free” rollover to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse’s plan. A Beneficiary who is not your surviving spouse, if permitted by the plan, may make a direct transfer to a traditional IRA of the amount otherwise distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code.^ The IRA is treated as an inherited IRA of the non-spouse Beneficiary. A beneficiary who is not your spouse may make a direct transfer to an inherited IRA of the amount otherwise distributable to him or her under a Contract which is a traditional IRA.

You may also make a taxable rollover from a traditional IRA to a Roth IRA. In addition, distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code may be rolled over directly to a Roth IRA. This type of rollover is taxable. You may make a “tax-free rollover” to a Roth IRA from a Roth IRA or from a Roth account in a retirement plan described in Section 401(a) or Section 403(b) of the Code or a governmental deferred compensation plan described in section 457 of the Code.

In lieu of taking a distribution from your plan (including a Section 457 deferred compensation plan maintained by a tax-exempt organization), your plan may permit you to make a direct trustee-to trustee transfer of plan assets.

Withholding on Rollover Distributions

Eligible rollover distributions from a retirement plan that is qualified under section 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in section 457(b) of the Code are subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a “series of substantially equal periodic payments,” and (iii) if applicable, certain hardship withdrawals.

Under these requirements, withholding at a rate of 20% will be imposed on any eligible rollover distribution. In addition, the payee cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the payee elects to have amounts directly transferred to certain qualified retirement plans (such as to an IRA). Before we make an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Federal Income Tax Withholding

We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless (i) the distribution is not an eligible rollover distribution and (ii) the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. Except in the case of eligible rollover distributions, the withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. Except in the case of eligible rollover distributions, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date) is 10%. As described above, the withholding rate applicable to eligible rollover distributions is 20%.

We treat any amount we withhold as a withdrawal from your Contract.

Conversions and Rollovers to Roth IRAs

You can convert a traditional IRA to a Roth IRA or directly roll over distributions that you receive from a retirement plan described in sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to one Roth IRA from another Roth IRA or from a Roth account in a retirement plan described in section 401(a) or section 403(b) of the Code. Please note that the amount deemed to be the “converted amount” for tax purposes may be higher than the Account Value because of the deemed value of guarantees.

If you convert a Contract issued as a traditional IRA (or other type of Qualified Contract, if permitted under your plan) to a Roth IRA, or instruct us to transfer a rollover amount from a Qualified Contract to a Roth IRA, you may instruct us to not withhold any of the conversion for taxes and remittance to the IRS. A direct rollover or conversion is not subject to mandatory tax withholding, even if the distribution is includible in gross income. If you do instruct us to withhold for taxes when converting an existing Contract to a Roth IRA, we will treat any amount we withhold as a withdrawal from your Contract.

Under current tax rules, effective January 1, 2010, there is no restriction based on your adjusted gross income for converting traditional IRAs and other qualified retirement accounts to a Roth IRA. Accordingly, taxpayers with more than $100,000 of adjusted gross income may now convert such assets without an early distribution penalty at the time of the conversion. However, the early distribution penalty may still apply if amounts converted to a Roth IRA are distributed within the 5-taxable year period beginning in the year the conversion is made. Generally, the amount converted to a Roth IRA is included in ordinary income for the year in which the account was converted. Given the potential for taxation of Roth IRA conversions and early distribution penalties, you should consider the resources that you have available, other than your retirement plan assets, for paying any taxes that would become due the year of any such conversion or a subsequent year. You should seek independent qualified tax advice if you intend to use the Contract in connection with a Roth IRA.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. With regard to Qualified Plans, although we may offer annuity contracts in Puerto Rico in connection with Puerto Rican “tax qualified” retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

Designated Roth Accounts within Qualified Plans

The Small Business Jobs Act of 2010 authorizes: (1) participants in 457(b) plans to contribute deferred amounts to designated Roth accounts within their 457(b) plan; and (2) participants in 401(k), 403(b) and certain other plans to roll over qualified distributions into a designated Roth account within their plans, if allowed by their plans. The Contract, however, was not designed to separately account for any Account Value in a single Contract that is split between Roth and non-Roth accounts, even if your 401(k) Plan or 457 Plan allows you to split your account. If your plan allows it, and you split your Account Value into Roth and non-Roth accounts, you or your plan administrator (in the case of 401(k) Plans) will be responsible for the accounting of your Account Value for tax purposes: calculating withholding, income tax reporting, and verifying the form and amount of any RMD distributions. We are not responsible for the calculations of any service provider that you may use to split Account Value between Roth and non-Roth accounts. We will deny any request that would create such a split.

See Your Own Tax Advisor

The foregoing description of federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an owner or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax advisor.

VIII. General Matters

Confirmation Statements

We will send you confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy and should immediately report any mistake to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation, to which John Hancock USA or any of our subsidiaries is a party or to which any of our or their property is subject. To the best of our knowledge, no such proceedings are contemplated by any governmental authority or any other party.

For a description of legal proceedings to which MFC is a party, see “Legal Proceedings” in MFC’s Annual Information Form within MFC’s Annual Report on Form 40-F/A for the year ended December 31, ^2011, as filed on March ^23, 2012 and “Legal Proceedings Update” in MFC’s ^First Quarter Report to Shareholders, as filed on Form 6-K on ^May 10, ^2012, each of which is incorporated by reference in this ^Prospectus and in the registration statement of which this ^Prospectus forms a part.

Legal Opinions

The validity of the Market Value Adjustment Interests under deferred annuity contracts and the MFC Subordinated Guarantee offered in this Prospectus will be passed upon for us by Arnold R. Bergman, Esq., Vice President and Annuities Chief Counsel, John Hancock USA. Certain matters regarding Canadian law with respect to the MFC Subordinated Guarantee will be passed upon for MFC by Torys LLP, Toronto, Canada. On the date of this Prospectus, the partners and associates of Torys LLP own an aggregate of approximately 15,000 MFC common shares.

Experts

The consolidated financial statements of MFC as at December 31, ^2011 and ^2010, and for the years then ended, included in MFC’s Annual Report on Form 40-F for the year ended December 31, ^2011, filed with the SEC on March ^16, 2012, and as amended and filed on Form 40-F/A on March 23, 2012, and the amended consolidated financial statements of MFC as at December 31, ^2010 and ^2009, and for the years then ended, included in MFC’s Annual Report on Form 40-F, filed with the SEC on March ^18, 2011 and as amended and filed on Form 40-F/A on March 25, 2011, each of which ^is incorporated by reference in this ^Prospectus and in the registration statement of which this ^Prospectus forms a part, have been audited by Ernst & Young LLP, Toronto, Canada, an independent registered public accounting firm, as set forth in their reports thereon, included and incorporated herein and therein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Notices and Reports to Contract Owners

At least once each Contract Year, we will send you a statement showing the Account Value of the Contract as of the date of the statement. The statement will also show Purchase Payments and any other information required by any applicable law or regulation.

Contract Owner Inquiries

You should direct all inquiries to our Annuities Service Center at 164 Corporate Drive, Portsmouth, New Hampshire 03801.

Appendix A: Example of Market Value Adjustment Calculation

We determine the amount of the Market Value Adjustment by multiplying the amount being taken from the Guarantee Period (in excess of the Free Withdrawal Amount and before any applicable withdrawal charge) by a factor expressed by the following formula:

i =	the guaranteed rate in effect for the current Guarantee Period (expressed as a decimal).
j =	the current rate (expressed as a decimal) in effect for durations equal to the time remaining in the current Guarantee Period. If the time remaining in the Guarantee Period is not a whole number of years, then the rate will be interpolated, based upon the number of months remaining, between the current rates offered from the closest durations. If not available, we will declare a rate solely for this purpose that is consistent with rates for durations that are currently available.
k =	the adjustment factor. This is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, even if the issued i rate and the withdrawal j rate are equal, the adjustment factor ‘k’ will cause the Market Value Adjustment to be negative. This factor effectively reduces the amount paid and functions as an additional withdrawal charge.
n =	the number of months from the date of withdrawal to the end of the current Guarantee Period. In the case of partial months, ‘n’ is rounded up to the next month.

Sample Calculation 1: Negative Adjustment

Gross Withdrawal Amount (Amount Requested) Net of Free Amount	$10,000
Guarantee Period	7 years
Time of withdrawal	Beginning of 3rd year of Guarantee Period
Guaranteed rate (i)	4.00%
Guaranteed rate for new 5 year guarantee (j)	5.00%
Adjustment factor (k)	0.25%
Remaining Guarantee Period (n)	60 months

Market Value Adjustment:

Net Amount delivered before application of surrender charges (requested amount adjusted for Market Value Adjustment):

$10,000 - $579.89 = $9,420.11

A-1

Sample Calculation 2: Positive Adjustment

Gross Withdrawal Amount (Amount Requested) Net of Free Amount	$10,000
Guarantee Period	7 years
Time of withdrawal	Beginning of 3rd year of Guarantee Period
Guaranteed rate (I)	4.00%
Guaranteed rate for new 5 year guarantee (J)	3.00%
Adjustment factor (K)	0.25%
Remaining Guarantee Period (N)	60 months

Market Value Adjustment:

Net Amount delivered (requested amount adjusted for Market Value Adjustment):

$10,000 + $368.51 = $10,368.51

Please note, all interest rates shown have been arbitrarily chosen for purposes of these examples. In most cases they will bear little or no relation to the rates we are actually guaranteeing at any time.

A-2

Appendix B: Withdrawal Charge Schedule

SERIES A

APPLICABLE TO ACCOUNT VALUE DURING THE INITIAL GUARANTEE PERIOD:

	CONTRACT/CERTIFICATE YEAR AT TIME OF WITHDRAWAL
GUARANTEE PERIOD	1	2	3	4	5	6	7	8	9	10
1 Year	0%
2 Year	0%	0%
3 Year	7%	7%	6%
4 Year	7%	7%	6%	6%
5 Year	7%	7%	6%	6%	5%
6 Year	7%	7%	6%	6%	5%	5%
7 Year	7%	7%	6%	6%	5%	5%	4%
8 Year	7%	7%	6%	6%	5%	5%	4%	3%
9 Year	7%	7%	6%	6%	5%	5%	4%	3%	2%
10 Year	7%	7%	6%	6%	5%	5%	4%	3%	2%	1%

APPLICABLE TO ACCOUNT VALUE DURING ANY SUBSEQUENT GUARANTEE PERIOD:

	NUMBER OF COMPLETE YEARS SINCE THE COMMENCEMENT OF ANY SUBSEQUENT GUARANTEE PERIOD AT THE TIME OF WITHDRAWAL
GUARANTEE PERIOD	0	1	2	3	4	5	6	7	8	9
1 Year	0%
2 Year	0%	0%
3 Year	5%	5%	4%
4 Year	5%	5%	4%	4%
5 Year	5%	5%	4%	4%	3%
6 Year	5%	5%	4%	4%	3%	3%
7 Year	5%	5%	4%	4%	3%	3%	2%
8 Year	5%	5%	4%	4%	3%	3%	2%	1%
9 Year	5%	5%	4%	4%	3%	3%	2%	1%	0%
10 Year	5%	5%	4%	4%	3%	3%	2%	1%	0%	0%

SERIES B

APPLICABLE TO ACCOUNT VALUE DURING THE INITIAL GUARANTEE PERIOD:

	CONTRACT/CERTIFICATE YEAR AT TIME OF WITHDRAWAL
GUARANTEE PERIOD	1	2	3	4	5	6	7	8	9	10
1 Year	0%
2 Year	0%	0%
3 Year	7%	7%	6%
4 Year	7%	7%	6%	6%
5 Year	7%	7%	6%	6%	5%
6 Year	7%	7%	6%	6%	5%	4%
7 Year	7%	7%	6%	6%	5%	4%	3%

B-1

8 Year	7%	7%	6%	6%	5%	4%	3%	0%
9 Year	7%	7%	6%	6%	5%	4%	3%	0%	0%
10 Year	7%	7%	6%	6%	5%	4%	3%	0%	0%	0%

APPLICABLE TO ACCOUNT VALUE DURING ANY SUBSEQUENT GUARANTEE PERIOD:

	NUMBER OF COMPLETE YEARS SINCE THE COMMENCEMENT OF ANY SUBSEQUENT GUARANTEE PERIOD AT THE TIME OF WITHDRAWAL
GUARANTEE PERIOD	0	1	2	3	4	5	6	7	8	9
1 Year	0%
2 Year	0%	0%
3 Year	5%	5%	4%
4 Year	5%	5%	4%	4%
5 Year	5%	5%	4%	4%	3%
6 Year	5%	5%	4%	4%	3%	2%
7 Year	5%	5%	4%	4%	3%	2%	1%
8 Year	5%	5%	4%	4%	3%	2%	1%	0%
9 Year	5%	5%	4%	4%	3%	2%	1%	0%	0%
10 Year	5%	5%	4%	4%	3%	2%	1%	0%	0%	0%

The Withdrawal Charge Schedule applicable during any Subsequent Guarantee Period does not apply to Contracts issued in Florida on or after January 1, 2011 to senior citizens (age 65 years or older on the Contract issue date) past the tenth Contract Anniversary.

B-2

Appendix C: State Premium Taxes

Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax advisor should be consulted.

	TAX RATE[1]
STATE	CONTRACTS QUALIFIED	NONQUALIFIED CONTRACTS
CALIFORNIA	0.50%	2.35%
MAINE	0.00%	2.00%
NEVADA	0.00%	3.50%
PUERTO RICO	1.00%	1.00%
SOUTH DAKOTA[2]	0.00%	1.25%[3]
TEXAS[4]	0.04%	0.04%
WEST VIRGINIA	1.00%	1.00%
WYOMING	0.00%	1.00%

1 Based on the state of residence at the time the tax is assessed.

2 Premium tax paid upon receipt of premium (no tax at annuitization if tax paid on Purchase Payment at issue).

3 0.80% on Purchase Payments in excess of $500,000.

4 Referred to as a “maintenance” tax.

C-1

As filed with the Securities and Exchange Commission on ^June xx, 2012

File Nos. 333^-179261 and 333^-179261-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Manulife Financial Corporation	(Exact name of each Registrant as specified in its charter)	John Hancock Life Insurance Company (U.S.A.)

Canada	(State or other jurisdiction of incorporation or organization)	Michigan

98-0361647	(I.R.S. Employer Identification No.)	01-0233346

200 Bloor Street East Toronto, Ontario, Canada M4W 1E5 (416) 926-3000	(Address and telephone number of each Registrant’s principal executive offices)	601 Congress Street Boston, Massachusetts 02210-2805 (617) 663-3000

Stephen P. Sigurdson, Esq. Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario, Canada M4W 1E5 (416) 926-3000	(Name, address and telephone number of agent for service)	Arnold R. Bergman, Esq. Scott A. Lively, Esq. John Hancock Life Insurance Company (U.S.A.) 601 Congress Street Boston, Massachusetts 02210-2805 (617) 663-3000

Copies to:

Andrew J. Beck, Esq.

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036-7703

(212) 880-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum aggregate price per unit (2)	Proposed maximum aggregate offering price (3)	Amount of registration fee (1)
Market Value Adjustment interests under deferred annuity contracts	$2,400,000,000.00	$1.00	$1.00	$0
Subordinated guarantee relating to Market Value Adjustment interests under deferred annuity contracts (4)				None

(1)	The filing is being made under the Securities Act of 1933 to register $2,400,000,000.00 of market value adjustment interests under deferred annuity contracts of John Hancock Life Insurance Company (U.S.A.). The interests being registered herein are carried over, as unsold securities, from an existing F-3 registration statement of the same issuers (File Nos. 333-159101 and 333-159101-01) filed on May 8, 2009. Because a filing fee of $133,920.00 previously was paid with respect to those unsold securities, there is no filing fee under this registration statement. In accordance with Rule 415(a)(6), the offering of securities on the earlier registration statement will be deemed terminated as of the effective date of this registration statement. Pursuant to Rule 457(n) under the Securities Act, no separate fee for the subordinated guarantees is payable.

(2)	Interests in the market value adjustment account are sold on a dollar basis, not on the basis of a price per share or unit.

(3)	The maximum aggregate offering price is estimated solely for the purpose of determining the amount of the registration fee.

(4)	The subordinated guarantees issued by Manulife Financial Corporation being registered hereon are being sold without separate consideration.

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Manulife Financial Corporation

    Under the Insurance Companies Act (Canada), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, the company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of, or in a similar capacity for another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the company or other entity, if:

(1)        that person acted honestly and in good faith with a view to the best interests of, as the case may be, the company or the other entity for which he or she acted at the company’s request as a director or officer or in a similar capacity; and

(2)        in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

    These individuals are entitled to indemnity from the company if the person was not judged by the court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfills the conditions set out in (1) and (2) above. A company may, with the approval of a court, also indemnify that person against all costs, charges and expenses reasonably incurred by them in connection with an action by or on behalf of the company or other entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.

    The by-laws of Manulife Financial Corporation (“MFC”) provide that the board of directors of MFC shall make provisions, by resolution, for the indemnification of directors, officers, employees and such other persons as the directors shall decide on such terms and conditions as they establish. MFC’s administrative resolutions provide that MFC shall indemnify a director, officer or employee, a former director, officer or employee, or a person who acts or acted at MFC’s request as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise against any liability and costs arising out of any action or suit against them from the execution of their duties, subject to the limitations described in the administrative resolutions.

    MFC’s administrative resolutions provide that MFC will have no obligation to indemnify any person for:

•	any acts committed with actual dishonest, fraudulent, criminal or malicious purpose or intent;

•	any act of gross negligence or willful neglect;

•	any claims relating to liabilities of other persons assumed by any person entitled to indemnification;

•	any claims relating to enterprises owned, operated, managed or controlled by any person entitled to indemnification;

•	any claims relating to pension plans sponsored by any person entitled to indemnification;

•	bodily injury, sickness, disease or death of any person;

•	injury to or destruction of any tangible property; and

•	any actions which were in breach of compliance with MFC policy.

    MFC has also entered into agreements to indemnify its directors and officers. These agreements indemnify our directors and officers for certain expenses, including, among other things, attorneys’ fees, costs, fines and settlement amounts, reasonably incurred by any such person in any civil, criminal, administrative or other proceeding related to such person’s services as a director or officer of MFC, or any other entity to which the person provides services at MFC’s request. MFC’s obligation to indemnify such persons is subject to similar limitations as those set forth in MFC’s administrative resolutions described above.

    MFC maintains a directors’ and officers’ liability insurance policy with a policy limit of U.S.$300,000,000. The policy is renewed annually. The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of MFC and its subsidiaries. The policy also provides protection to MFC (of which U.S.$125,000,000 is available to MFC) for claims made against directors and officers for which MFC has granted directors and officers indemnity, as required or permitted under applicable law and for securities claims made against MFC, in each case, subject to a deductible of U.S.$25,000,000 per claim.

John Hancock Life Insurance Company (U.S.A.)

    Pursuant to Article XII of the Restated Articles of Redomestication of John Hancock Life Insurance Company (U.S.A.) (“John Hancock (U.S.A.)”) and Sections 5241 through 5242 of the Michigan Insurance Code, John Hancock (U.S.A.) indemnifies each person who is or was or has agreed to become a director of John Hancock (U.S.A), or is or was serving at the request of John Hancock (U.S.A.) as a director of another foreign or domestic corporation, joint venture, trust or other enterprise, whether for profit or not, from liability incurred or imposed by reason of any action alleged to have been taken or omitted in such capacity. Indemnification shall be made by John Hancock (U.S.A.), unless a determination is made that the individual (i) breached his or her duty of loyalty to John Hancock (U.S.A.) or its shareholders, (ii) failed to act in good faith and in a manner in which the individual reasonably believed to be in or not opposed to the best interests of John Hancock (U.S.A.), (iii) engaged in an intentional misconduct or knowing violation of law, (iv) violated Sections 5036, 5276 or 5280 of the Michigan Insurance Code, or (v) engaged in a transaction in which the individual derived an improper personal benefit, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided that, to the extent that a present or former director of John Hancock (U.S.A.) has been successful on the merits or otherwise in any defense of any proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred in defending any proceeding may be paid by John Hancock (U.S.A.) in advance of its final disposition, but only upon receipt of an undertaking by the person indemnified to repay such amounts if he or she should be determined not to be entitled to indemnification.

    As stated above, MFC maintains a directors’ and officers’ liability insurance policy with a policy limit of U.S.$300,000,000. The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of MFC and its subsidiaries, including John Hancock (U.S.A.).

ITEM 9. EXHIBITS.

    The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
1	Distribution and Servicing Agreement dated February 17, 2009 by and among John Hancock Distributors, LLC, Manulife Financial Securities, LLC, and John Hancock Life Insurance Company (U.S.A.) -- Incorporated by reference to Exhibit (b)(3)(ii) to Form N-4, file number 333-143073, filed April 1, 2009.

4(a)(i)*	Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – 09MVA ed. EJ - Incorporated by reference to Exhibit 4(a)(i) on Form F-3/A, file numbers 333-159101 and 333-159101-01, filed on July 16, 2009.

4(a)(ii)*	Specimen Single Payment Modified Guaranteed Group Deferred Annuity Certificate – 09MVAGRP – Incorporated by reference to Exhibit 4(a)(ii) on Form F-3/A, file numbers 333-159101 and 333-159101-01, filed on July 16, 2009.

4(a)(iii)*	Individual Contract – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – Individual – 10MVA-CPI-1.1 - Incorporated by reference to Exhibit 99.1 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(a)(iv)*	Individual Specifications Page – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract Specifications Page – Individual – SPEC-CPI10.2 - Incorporated by reference to Exhibit 99.2 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(a)(v)*	Specimen Single Payment Modified Guaranteed Deferred Annuity Certificate – 10MVAGRP-CPI.1 - Incorporated by reference to Exhibit 99.3 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(a)(vi)*	Specimen Single Payment Modified Guaranteed Deferred Annuity Contract Specifications Page - Group – SPEC-CPI10-1.2 - Incorporated by reference to Exhibit 99.4 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(i)*	Specimen Single Payment Modified Guaranteed Deferred Annuity Application – 156-MVA-09 – Incorporated by reference to Exhibit 4(b)(i) on Form F-3/A, file numbers 333-159101 and 333-159101-01, filed on July 16, 2009.

4(b)(ii)(A)*	Specimen Single Payment Modified Guaranteed Group Deferred Annuity Contract and Application – 09 GRPMAST – Incorporated by reference to Exhibit 4(b)(ii) on Form F-3, file numbers 333-159101 and 333-159101-01, filed on May 8, 2009.

4(b)(ii)(B)*	Specimen [JH Choice] Individual Single Payment Modified Guaranteed Deferred Annuity Application– ICC10MVAAPP – Incorporated by reference to Exhibit 99.5 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(ii)(C)*	Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – Group – 09GRPMAST– Incorporated by reference to Exhibit 99.6 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(ii)(D)*	Specimen Single Payment Modified Guaranteed Deferred Annuity Application (Group) – 156-GRPMAST-09 – Incorporated by reference to Exhibit 99.7 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(iii)(A)*	Specimen Endorsements to Contract or Certificate Roth Individual Retirement Annuity – 02 SIMPLE – Incorporated by reference to Exhibit 4(b)(iii)(A) on Form F-3, file numbers 333-159101 and 333-159101-01, filed on May 8, 2009.

4(b)(iii)(B)*	Specimen Endorsements to Contract or Certificate Simple Individual Retirement Annuity – 02TRADIRA - Incorporated by reference to Exhibit 4(b)(iii)(B) on Form F-3, file numbers 333-159101 and 333-159101-01, filed on May 8, 2009.

4(b)(iii)(C)*	Specimen Endorsements to Contract or Certificate Individual Retirement Annuity – 02ROTH - Incorporated by reference to Exhibit 4(b)(iii)(C) on Form F-3, file numbers 333-159101 and 333-159101-01, filed on May 8, 2009.

4(b)(iii)(D)*	Specimen Roth Individual Retirement Annuity Endorsement – 10ROTH– Incorporated by reference to Exhibit 99.8 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(iii)(E)*	Specimen Simple Individual Retirement Annuity Endorsement – 10SIMPLE– Incorporated by reference to Exhibit 99.9 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(iii)(F)*	Specimen Individual Retirement Annuity Endorsement – 10TRADIRA– Incorporated by reference to Exhibit 99.10 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(b)(iii)(G)*	Specimen Individual Specifications Page – FL only – SPEC-MVA09 ed.LC (ed 4/11) – Incorporated by reference to Exhibit 99.11 on Form 6-K, file number 001-14942, filed on July 25, 2011.

4(c)(i)*	Specimen Nursing Home Waiver of Withdrawal Charge Endorsement (Individual) – 09NHCI - Incorporated by reference to Exhibit 4(c)(i) on Form F-3, file numbers 333-159101 and 333-159101-01, filed on May 8, 2009.

4(c)(ii)*	Specimen Nursing Home Waiver of Withdrawal Charge Rider (Group) – 09NHCIG - Incorporated by reference to Exhibit 4(c)(ii) on Form F-3, file numbers 333-159101 and 333-159101-01, filed on May 8, 2009.

4(d)*	Subordinated Guarantee by Manulife Financial Corporation in favor of certain holders of market value adjustment interests under deferred annuity contracts issued by John Hancock Life Insurance Company (U.S.A.) dated July 15, 2009 – Incorporated by reference to Exhibit 4(d) on Form F-3/A, file numbers 333-159101 and 333-159101-01, filed on July 16, 2009.

5(a)(i)*	Opinion and Consent of Annuities Chief Counsel regarding the legality of the subordinated guarantee.

5(a)(ii)*	Opinion and Consent of Annuities Chief Counsel regarding legality of the market value adjustment interests under deferred annuity contracts being registered.

5(b)*	Opinion of Torys LLP regarding validity under Canadian law of the subordinated guarantee and enforceability of judgments.

23(a)	Consent of independent registered public accounting firm for Manulife Financial Corporation.

23(b)(i)*	Consent of Annuities Chief Counsel (included as part of its opinion filed as Exhibit 5(a)(i) and incorporated herein by reference).

23(b)(ii)*	Consent of Annuities Chief Counsel (included as part of its opinion filed as Exhibit 5(a)(ii) and incorporated herein by reference).

23(c)*	Consent of Torys LLP (included as part of its opinion filed as Exhibit 5(b) and incorporated herein by reference).

24(a)*	Powers of Attorney (included on the signature pages and incorporated herein by reference).

*	Previously filed.

Item 10. Undertakings

(a) Each undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Manulife Financial Corporation hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that such registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (b) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8 of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by such registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(c) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430(B) relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(e) Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Manulife Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on                     .

MANULIFE FINANCIAL CORPORATION

By:

Name:	Donald A. Guloien
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on                     .

Signature	Title

President, Chief Executive Officer and Director (Principal Executive Officer)
Donald A. Guloien

Senior Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Stephen B. Roder

*	Chair
Gail C.A. Cook-Bennett

*	Director
Joseph P. Caron

*	Director
John M. Cassaday

*	Director
Thomas P. d’Aquino

*	Director
Richard B. DeWolfe

*	Director
Robert E. Dineen, Jr.

*	Director
Sheila S. Fraser

*	Director
Scott M. Hand

*	Director
Robert J. Harding

Signature	Title

*	Director
Luther S. Helms

*	Director
Tsun-yan Hsieh

*	Director
Donald R. Lindsay

*	Director
Lorna R. Marsden

*	Director
John R.V. Palmer

*	Director
Andrea S. Rosen

*	Director
Hugh W. Sloan, Jr.

* By the signature set forth below, the undersigned, pursuant to the duly authorized power of attorney filed with the Securities and Exchange Commission, has signed this amended Registration Statement on behalf of the person indicated.

By:

Name:	Jean-Paul Bisnaire
Title:	Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, John Hancock Life Insurance Company (U.S.A.) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on                     .

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:

Name:	James R. Boyle
Title:	Principal Executive Officer, Chairman and President

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on                     .

Signature	Title

Chairman and President (Principal Executive Officer)
James R. Boyle

Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Steven A. Finch

Vice President and Controller (Principal Accounting Officer)
Simonetta Vendittelli

*	Director
Thomas Borshoff

*	Director
Paul M. Connolly

*	Director
Ruth Ann Fleming

*	Director
James D. Gallagher

Signature	Title

Director
Marianne Harrison

*	Director
Scott S. Hartz

*	Director
Rex E. Schlaybaugh, Jr.

*	Director
John G. Vrysen

* By the signature set forth below, the undersigned, pursuant to the duly authorized power of attorney filed with the Securities and Exchange Commission, has signed this amended Registration Statement on behalf of the person indicated.

By:

Name:	Thomas J. Loftus
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Manulife Financial Corporation in the United States, has signed this amended Registration Statement on                     .

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:

Name:	Emanuel Alves
Title:	Vice President, Counsel and Corporate Secretary

EXHIBIT INDEX

Item No.	Description

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23(a)	Consent of independent registered public accounting firm for Manulife Financial Corporation

.